Exhibit (a)(1)(A)

Offer to Purchase
All Outstanding Shares of Common Stock
of
ENERNOC, INC.
at
$7.67 Net Per Share in Cash
by
PINE MERGER SUB, INC.
a wholly owned subsidiary of
ENEL GREEN POWER NORTH AMERICA, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, AT THE END OF THE DAY ON FRIDAY, AUGUST 4, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Pine Merger Sub, Inc., a Delaware corporation (the “Purchaser”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.001 per share (“Shares”), of ENERNOC, INC., a Delaware corporation (“EnerNOC” or the “Company”), at a price per Share of $7.67 (the “Offer Price”), net to the holder in cash (less any applicable withholding taxes and without interest), subject to the terms and conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Purchaser is a wholly owned subsidiary of Enel Green Power North America, Inc., a Delaware corporation (“EGPNA”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 21, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Ener NOC, EGPNA, the Purchaser and solely with respect to a guarantee of certain obligations of EGPNA and the Purchaser, Enel S.p.A., pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will merge with and into EnerNOC upon the terms and subject to the conditions set forth in the Merger Agreement, with EnerNOC continuing as the surviving corporation (the “Surviving Corporation”) and becoming a direct, wholly owned subsidiary of EGPNA (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by EGPNA, Purchaser, EnerNOC or any of their respective subsidiaries or Shares held by stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition but is not subject to any financing condition. The term “Minimum Condition” generally requires that the number of Shares that have been validly tendered and not properly withdrawn prior to one minute after 11:59 P.M., New York City time, at the end of the day on Friday, August 4, 2017, unless the offer is extended (such date and time, as it may be extended, the “Expiration Time”), other than Shares tendered by guaranteed delivery where actual delivery has not occurred, together with the Shares then beneficially owned by EGPNA and the Purchaser, if any, represents one more share than fifty percent (50%) of the Shares then issued and outstanding. The Offer is also subject to other important conditions set forth in this Offer to Purchase, as described in Section 14—“Conditions to the Offer.”

If the conditions to the Offer are satisfied and the Purchaser accepts for payment the Shares validly tendered and not properly withdrawn, promptly after the consummation of the Offer, it is expected that the Merger will be consummated pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of EnerNOC will be required in connection with the Merger.

EGPNA and the Purchaser reserve the right to waive any of the conditions to the Offer (except for those which may not be waived pursuant to the Merger Agreement).

After careful consideration by the Board of Directors of EnerNOC, including a review of the terms and conditions of the Merger Agreement, in consultation with EnerNOC’s financial and legal advisors, at a meeting of the Board of Directors of EnerNOC held on June 21, 2017, EnerNOC’s Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable to, and in the best interest of, EnerNOC and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h), (iii) approved the execution, delivery and performance by EnerNOC of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger and (iv) recommended that the stockholders of EnerNOC tender their Shares to Purchaser pursuant to the Offer.

A summary of the principal terms of the Offer appears on pages 1 through 6 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is a criminal offense.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Shareholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833

July 10, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should either (i) (A) complete and sign the Letter of Transmittal for the Offer (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to the Depositary (as defined below) and (B) either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares,” in each case prior to the Expiration Time, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or if you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or if you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may tender your Shares pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and any other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before deciding whether to tender your shares.

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SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”), the Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning EnerNOC, Inc., a Delaware corporation (“EnerNOC” or the “Company”), contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to EGPNA, a Delaware corporation (“EGPNA”), and Pine Merger Sub, Inc., a Delaware corporation (the “Purchaser,” together with EGPNA, “we”), by the Company or has been taken from, or is based upon, publicly available documents or records of the Company on file with the U.S. Securities and Exchange Commission (“SEC”) or other public sources at the time of the Offer. EGPNA and the Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All outstanding shares of common stock, par value $0.001 per share (“Shares”), of EnerNOC
Price Offered Per Share	$7.67 (the “Offer Price”), net to the holder in cash (less any applicable withholding taxes and without interest)
Scheduled Expiration of Offer	One minute after 11:59 P.M., New York City time, at the end of the day on Friday, August 4, 2017, unless the Offer is extended or earlier terminated
Purchaser	Pine Merger Sub, Inc., a wholly owned subsidiary of Enel Green Power North America, Inc.

Who is offering to buy my securities?

The Purchaser, Pine Merger Sub, Inc., is making the Offer. The Purchaser is a recently formed Delaware corporation and a wholly owned subsidiary of EGPNA. EGPNA operates more than 100 renewable energy power plants in the United States and Canada, for a total managed capacity of more than 3,300 MW, across four different renewable energy technologies. The Purchaser has been organized in connection with this Offer and has not carried on any activities other than in connection with this Offer. The Purchaser will purchase all tendered Shares. See Section 9—“Certain Information Concerning EGPNA and the Purchaser.”

What securities are you offering to purchase?

The Purchaser is offering to purchase all of the issued and outstanding Shares. See the Introduction and Section 1—“Terms of the Offer.”

How much are you offering to pay, and what is the form of payment? Will I have to pay any fees for commissions?

The Purchaser is offering to pay the Offer Price, which is $7.67 per Share, net to you in cash (less any applicable withholding taxes and without interest), subject to the terms and the conditions contained in this Offer to Purchase and in the related Letter of Transmittal.

If your Shares are registered in your name and you tender your Shares, you will not be obligated to pay brokerage fees or commissions or similar expenses. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the Introduction.

Why are you making the Offer?

The Purchaser is making the Offer because EGPNA and the Purchaser want to acquire control of, and ultimately acquire 100% of the equity interests in, EnerNOC, while providing EnerNOC stockholders with an opportunity to receive the Offer Price after the satisfaction of certain conditions by tendering their Shares into the Offer.

If the Offer is consummated, we intend to consummate a second-step merger with EnerNOC in which (i) the Purchaser will merge with and into EnerNOC, with EnerNOC continuing as the surviving corporation and becoming a direct wholly owned subsidiary of EGPNA and (ii) all outstanding Shares that are not purchased in the Offer (other than Shares held by EGPNA, Purchaser, EnerNOC or any of their respective subsidiaries or Shares held by stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive an amount in cash per Share equal to the Offer Price (such merger, as further described in this Offer to Purchase, the “Merger”). We expect to consummate the Merger promptly following the consummation of the Offer in accordance with Section 251(h) of the Delaware General Corporation Law (“DGCL”) and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of EnerNOC will be required in connection with the Merger. See Sections 1—“Terms of the Offer” and 12—“Purpose of the Offer and the Merger; No Stockholder Approval; Plans for EnerNOC.”

Is there an agreement governing the Offer?

Yes. EGPNA, the Purchaser and EnerNOC have entered into an Agreement and Plan of Merger, dated as of June 21, 2017 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the Merger. See Sections 11—“The Merger Agreement; Other Agreements” and 13—“Conditions to the Offer.”

How long will it take to complete your proposed transaction?

The timing of completing the Offer and the Merger will depend on, among other things, if and when the conditions to closing of the Offer and the Merger under the Merger Agreement are fulfilled or waived, including that the waiting period under the HSR Act related to the purchase of Shares pursuant to the Offer or the Merger expires or is terminated as described in this Offer to Purchase. See Sections 12—“Purpose of the Offer and the Merger; No Stockholder Approval; Plans for EnerNOC” and 16—“Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

Do you have the financial resources to pay for Shares?

Yes. We will need approximately $255 million to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses. In addition, following the Closing, the Company will be required to offer to repurchase the Company’s existing convertible notes at par (approximately $126.8 million plus accrued interest). EGPNA expects to obtain the necessary funds from cash on hand and other sources of immediately available funds. The Offer is not conditioned on any financing arrangement or subject to any financing condition. See Sections 12—“Purpose of the Offer and the Merger; No Stockholder Approval; Plans for EnerNOC” and 13—“Source and Amount of Funds.”

Is your financial condition material to my decision to tender my Shares in the Offer?

No. The Offer is being made for all outstanding Shares. We do not believe our financial condition is material to your decision whether to tender your Shares in the Offer because the form of payment consists solely of cash and is not conditioned on any financing arrangement or subject to any financing condition. EGPNA has sufficient resources to provide the Purchaser with the funds necessary to purchase the Shares in the Offer.

Has the Offer been approved by the Company’s Board of Directors?

Yes. The EnerNOC board of directors (the “Company Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable to and in the best interests of the Company and its stockholders; (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iii) agreed that the Merger be effected pursuant to Section 251(h) of the DGCL; and (iv) recommended that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer (the “Company Board Recommendation”).

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of EnerNOC that will be furnished by EnerNOC to stockholders in connection with the Offer.

How long do I have to decide whether to tender my Shares in the Offer? Can the Offer be extended?

You have until one minute after 11:59 P.M., New York City time, on Friday, August 4, 2017 (as it may be extended as described in this Offer to Purchase, the “Expiration Time”) to decide whether to tender your Shares in the Offer. The Purchaser may extend the Offer in accordance with the Merger Agreement. If the Purchaser extends the Offer, we will notify American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), of the extension and publicly announce the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. If you cannot deliver everything that is required in order to make a valid tender by the Expiration Time, you may be able to use a guaranteed delivery procedure which is described in Section 3—“Procedures for Tendering Shares.” See also Section 1—“Terms of the Offer.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligation of EGPNA, the Purchaser and EnerNOC to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, we expect the Merger to occur promptly after the consummation of the Offer without a subsequent offering period.

What are the most significant conditions to the Offer?

The obligation of the Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of various conditions, including, among other conditions: (i) there being validly tendered and not properly withdrawn before the Expiration Time a number of Shares which, together with the Shares then owned by EGPNA or the Purchaser, represent at least one more than fifty percent (50%) of the total number of Shares then issued and outstanding (the “Minimum Condition”) and (ii) the expiration or termination of the waiting period applicable to the Purchaser’s purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Condition”).

The Offer is also subject to other conditions. A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Sections 1—“Terms of the Offer,” 11—“The Merger Agreement; Other Agreements” and 14—“Conditions to the Offer.”

EGPNA and the Purchaser reserve the right to waive any of the conditions to the Offer (except for those which may not be waived pursuant to the Merger Agreement).

The Offer is not conditioned on any financing arrangement or subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer (i) by delivering the certificates representing your Shares, together with a completed Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, to the Depositary or (ii) by following the procedure for book-entry set forth in Section 3—“Procedures for Tendering Shares” not later than the Expiration Time. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Time, you may gain some extra time by having a broker, bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within three NASDAQ Global Select Market (“NASDAQ”) trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3—“Procedures for Tendering Shares.” The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), you must contact the institution that holds your Shares and give such institution instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3—“Procedures for Tendering Shares”) and a properly completed and duly executed Letter of

Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other required documents for such Shares. See also Section 2—“Acceptance for Payment and Payment for Shares.”

Can I withdraw tendered Shares? Until what time can I withdraw tendered Shares?

You may withdraw previously tendered Shares any time prior to the Expiration Time. Thereafter, tenders of Shares are irrevocable, except that they also may be withdrawn pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at any time after Friday, September 8, 2017, which is the sixtieth day after the date of the commencement of the Offer, unless the Purchaser has accepted for payment the Shares validly tendered in the Offer prior to that date. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

Will the consummation of the Offer be followed by a merger if all of the Shares are not tendered in the Offer?

If the conditions to the Offer are satisfied and we accept for payment the Shares validly tendered and not withdrawn, promptly after the consummation of the Offer, we expect to consummate the Merger pursuant to Section 251(h) of the DGCL and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of EnerNOC will be required in connection with the Merger. In the Merger, all outstanding Shares that are not purchased in the Offer (other than Shares held by EGPNA and its subsidiaries, EnerNOC and any subsidiaries of EnerNOC or by any stockholders who perfect their appraisal rights) will be converted into the right to receive an amount in cash per Share equal to the Offer Price, without interest, payable net to the holder. See Section 12—“Purpose of the Offer and the Merger; No Stockholder Approval; Plans for EnerNOC.”

The treatment of your Shares if the Merger does take place and you properly perfect your appraisal rights is discussed in Section 16—“Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

Are appraisal rights available in the Offer or the Merger?

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, EnerNOC stockholders whose Shares have not been purchased by the Purchaser pursuant to the Offer will have certain rights under Section 262 of the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. EnerNOC stockholders that perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from EnerNOC. Any such judicial determination of the fair value of Shares could be based on considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including, without limitation, asset values and the investment value of the Shares. The value so determined could be more or less than the price paid by the Purchaser pursuant to the Offer or to be received in the Merger. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, is not an opinion as to fair value under Section 262 of the DGCL. If any stockholder of EnerNOC who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive an amount equal to the Offer Price. See Section 16—“Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law, which will be set forth in their entirety in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law, including, without limitation, Section 262 of the DGCL, which is incorporated by reference as Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

If the Offer is completed, will EnerNOC continue as a public company?

No. Promptly following the purchase of Shares tendered, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of EnerNOC will be required in connection with the Merger. If the Merger takes place, EnerNOC will no longer be publicly owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Shares may no longer be eligible to be traded through NASDAQ or other securities exchanges and there may not be an active public trading market for the Shares. If the Shares are not delisted prior to the Merger, we intend to cause the delisting of the Shares from NASDAQ promptly following the consummation of the Merger. See Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”

Do I have to vote to approve the Merger?

No. EGPNA and the Purchaser intend to complete the Offer only if a sufficient number of Shares are tendered such that the Minimum Condition is satisfied. Under those circumstances, Section 251(h) of the DGCL would permit EGPNA and the Purchaser to consummate the Merger without the EnerNOC stockholders’ adoption of the Merger Agreement.

If I decide not to tender, how will the Offer affect my Shares?

As described above, if the Offer is consummated, we intend to consummate the Merger promptly after consummation of the Offer. In the Merger, all outstanding Shares that are not purchased in the Offer (other than Shares held by EGPNA, Purchaser, EnerNOC or any of their respective subsidiaries or Shares held by stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive an amount in cash per Share equal to the Offer Price. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of EnerNOC will be required in connection with the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger.

Following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. See Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”

What will happen to my stock options and restricted stock units (if any) in the Offer?

The Offer is being made only for Shares, including restricted stock awards subject to EnerNOC’s right of forfeiture or repurchase, and not for outstanding stock options or restricted stock units issued by the Company. Holders of outstanding stock options or restricted stock units issued by the Company may participate in the Offer only if they first exercise such stock options or become vested in such restricted stock units, as applicable, and settle them for Shares in accordance with the terms of the applicable equity incentive plan and/or other applicable agreements of the Company and tender the Shares, if any, issued upon such exercise or in connection with such vesting and settlement. Any such exercise or settlement should be completed sufficiently in advance of the Expiration Time to assure the holder of such outstanding stock options or restricted stock units will have sufficient time to comply with the procedures for tendering Shares described below in Section 3—“Procedures for Tendering Shares.” Any outstanding stock options or restricted stock units which remain outstanding and unexercised as of the Expiration Time shall be treated as provided in accordance with the Merger Agreement. See Section 11—“The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On June 21, 2017, the last full trading day before the first public announcement of the Merger Agreement, the last reported sales price of the Shares on NASDAQ was $5.40 per Share. On July 7, 2017, the last trading day before the commencement of the Offer, the last reported sale price of the Shares on NASDAQ was $7.75 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender your Shares in the Offer. See Section 6—“Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. In order to induce EGPNA and the Purchaser to enter into the Merger Agreement, EGPNA and the Purchaser entered into Tender and Support Agreements (“Support Agreements”) with Timothy Healy, EnerNOC’s Chairman and Chief Executive Officer and David Brewster, the Company’s President (the “Supporting Stockholders”), which provide that each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares that such Supporting Stockholders own of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) (the “Covered Shares”). The Support Agreements also provide that the Supporting Stockholders will vote the Covered Shares against certain alternative corporate transactions. As of June 20, 2017, the Supporting Stockholders beneficially owned, in the aggregate, 2,830,569 Shares (or approximately 9.0% of all Shares outstanding as of June 20, 2017). See Section 11—“The Merger Agreement; Other Agreements.”

If I accept the Offer, when and how will I get paid?

If the conditions to the Offer are satisfied or waived and the Purchaser consummates the Offer and accepts your Shares for payment, we will pay you a dollar amount equal to the number of Shares you tendered multiplied by the Offer Price, promptly following expiration of the Offer. We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares), a properly completed, timely received and duly executed Letter of Transmittal (or facsimile thereof) or Agent’s Message (as defined in Section 3—“Procedures for Tendering Shares”) in lieu of a Letter of Transmittal and any other required documents for such Shares. See Sections 1—“Terms of the Offer” and 2—“Acceptance for Payment and Payment for Shares.”

What are the U.S. federal income tax consequences of participating in the Offer?

In general, the receipt of cash by U.S. Holders (as defined in Section 5—“Material U.S. Federal Income Tax Consequences of the Offer and the Merger”) in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. For more information, see Section 5—“Material U.S. Federal Income Tax Consequences of the Offer and the Merger.”

You should consult your own tax advisor to determine the tax consequences to you (including, without limitation, the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws) of participating in the Offer or the Merger in light of your particular circumstances.

With whom may I talk if I have questions about the Offer?

You may call Innisfree M&A Incorporated (the “Information Agent”), toll-free at (888) 750-5834 (for stockholders) or collect at (212) 750-5833 (for banks and brokers). See the back cover of this Offer to Purchase.

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To All Holders of Shares of
ENERNOC, INC.

INTRODUCTION

Pine Merger Sub, Inc., a Delaware corporation (the “Purchaser”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of EnerNOC, Inc., a Delaware corporation (“EnerNOC”), at a price per Share of $7.67 (the “Offer Price”), net to the holder in cash (less any applicable withholding taxes and without interest), subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Purchaser is a wholly owned subsidiary of Enel Green Power North America, Inc., a Delaware corporation (“EGPNA”). If your Shares are registered in your name and you tender your Shares, you will not be obligated to pay brokerage fees or commissions or similar expenses. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 21, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among EnerNOC, EGPNA and the Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will merge with and into EnerNOC upon the terms and subject to the conditions set forth in the Merger Agreement, with EnerNOC continuing as the surviving corporation (the “Surviving Corporation”) and becoming a direct, wholly owned subsidiary of EGPNA (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by EGPNA, Purchaser, EnerNOC or any of their respective subsidiaries or Shares held by stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, net to the holder in cash, without interest thereon and subject to any required tax withholding. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

After careful consideration by the Board of Directors of EnerNOC (the “Company Board”), including a review of the terms and conditions of the Merger Agreement, in consultation with EnerNOC’s financial and legal advisors, at a meeting of the Company Board held on June 21, 2017, the Company Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable to, and in the best interest of, EnerNOC and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h), (iii) approved the execution, delivery and performance by EnerNOC of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger and (iv) recommended that the stockholders of EnerNOC tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”).

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of EnerNOC that will be furnished by EnerNOC to stockholders in connection with the Offer.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. The term “Minimum Condition” is defined in Section 14—“Conditions to the Offer” and generally requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the Expiration Time, together with the Shares then owned by EGPNA and the Purchaser, if any, represents at least one more than fifty percent (50%) of the then issued and outstanding Shares. The Offer is also subject to other important conditions set forth in this Offer to Purchase, as described in Section 14—“Conditions to the Offer.”

The Offer is not conditioned on any financing arrangement or subject to any financing condition.

EGPNA and the Purchaser reserve the right to waive any of the conditions to the Offer (except for those which may not be waived pursuant to the Merger Agreement).

EnerNOC has advised EGPNA that, as of the close of business on June 20, 2017, there were 31,372,190 Shares issued and outstanding.

The purpose of the Offer is for EGPNA, through the Purchaser, to acquire control of, and ultimately acquire the entire equity interest in, EnerNOC. If the conditions to the Offer set forth in Section 14—“Conditions to the Offer” are satisfied and the Offer is consummated, we intend to complete the Merger pursuant to Section 251(h) of the Delaware General Corporation Law (“DGCL”) promptly following consummation of the Offer and all outstanding Shares that are not purchased in the Offer (other than Shares held by EGPNA, Purchaser, EnerNOC or any of their respective subsidiaries or Shares held by stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive an amount in cash per Share equal to the Offer Price. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of EnerNOC will be required in connection with the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 12—“Purpose of the Offer and the Merger; No Stockholder Approval; Plans for EnerNOC.”

No appraisal rights are available in connection with the Offer; however, EnerNOC stockholders may have appraisal rights, if properly exercised under the DGCL and not withdrawn, in connection with the Merger. See Section 16—“Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

In order to induce EGPNA and the Purchaser to enter into the Merger Agreement, EGPNA and the Purchaser entered into Tender and Support Agreements (“Support Agreements”) with Timothy Healy, EnerNOC’s Chairman and Chief Executive Officer and David Brewster, the Company’s President (the “Supporting Stockholders”), which provide that each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares that such Supporting Stockholders own of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act), (the “Covered Shares”). The Support Agreements also provide that the Supporting Stockholders will vote the Covered Shares against certain alternative corporate transactions. As of June 20, 2017, the Supporting Stockholders beneficially owned, in the aggregate, 2,830,569 Shares (or approximately 9.0% of all Shares outstanding as of June 20, 2017). See Section 11—“The Merger Agreement; Other Agreements.”

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is a criminal offense.

The Material U.S. federal income tax consequences of the sale of the Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Material U.S. Federal Income Tax Consequences of the Offer and the Merger.”

You should read both this entire Offer to Purchase and the Letter of Transmittal carefully and in their entirety before deciding whether to tender your Shares into the Offer. In connection with this Offer, Innisfree M&A Incorporated is the “Information Agent” and American Stock Transfer & Trust Company, LLC is the “Depositary.”

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON FRIDAY, AUGUST 4, 2017, UNLESS THE OFFER IS EXTENDED. See Sections 1—“Terms of the Offer,” 14—“Conditions to the Offer” and 16—“Certain Legal Matters.”

THE TENDER OFFER

1.	Terms of the Offer.

Subject to the terms of and the conditions to the Offer (including, without limitation, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Offer and the withdrawal rights set forth in Section 4—“Withdrawal Rights” will expire at, and promptly after the expiration, we will accept for payment, purchase and pay for all Shares validly tendered and not properly withdrawn in accordance with the procedures set forth in Section 4—“Withdrawal Rights” prior to one minute after 11:59 P.M., New York City time, on Friday, August 4, 2017, as such time may be extended as described in this Offer to Purchase and the Letter of Transmittal (such time, as it may be extended, the “Expiration Time”).

The Offer is conditioned on the satisfaction of the conditions set forth in Section 14—“Conditions to the Offer,” which include, among others, the Minimum Condition and the HSR Condition, as defined in Section 14—“Conditions to the Offer.” The “Minimum Condition” generally requires that the Shares which have been validly tendered and not validly withdrawn prior to the Expiration Time, when added to any Shares already owned by EGPNA or the Purchaser, if any, represent at least one more than fifty percent (50%) of the Shares then issued and outstanding. We may terminate the Offer prior to the Expiration Time in accordance with the Merger Agreement.

To the extent permitted by applicable law, EGPNA and the Purchaser may increase the Offer Price or make any other changes to the terms and conditions of the Offer, provided that, except with the written consent of the Company, EGPNA and the Purchaser may not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares sought to be purchased in the Offer, (iv) change or waive the Minimum Condition, (v) amend or modify other conditions to the Offer set forth in Section 14—“Conditions to the Offer” in a manner that adversely affects, or reasonably could adversely affect, any holder of Shares, (vi) impose new conditions or requirements to the Offer, (vii) except as required or permitted by the Merger Agreement, extend or otherwise change the Expiration Time or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Subject to any applicable rules and regulations of the SEC, we may extend the Expiration Time in accordance with the Merger Agreement by giving oral or written notice of such extension to the Depositary and publicly announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire, in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act.

The Merger Agreement provides that (i) if at the Expiration Time any condition to the Offer has not been satisfied or waived, then the Purchaser will extend the Offer for one or more consecutive increments of not more than ten business days each to permit such condition to be satisfied and (ii) Purchaser will extend the Offer from time to time (A) for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or the NASDAQ Global Select Market (“NASDAQ”) and (B) for periods of up to 10 business days per extension until any waiting period under the HSR Act or any foreign antitrust law has expired or been terminated; provided the Purchaser will not (1) be required to extend the Offer beyond the earlier of (the “Extension Deadline”) (x) the valid termination of the Merger Agreement and (y) the first business day immediately following October 4, 2017; (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of EnerNOC; or (3) be required by EnerNOC to extend the Offer by periods exceeding an aggregate of 20 business days in the event that each other condition to the Offer (other than the Minimum Condition) has been satisfied or waived.

During any extension of the offering period pursuant to the paragraphs above, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, upon the terms and subject to the conditions of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend on the facts and circumstances, including, without limitation, the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten (10) business days following such change to allow for adequate disclosure to stockholders.

If, at or before the Expiration Time, we increase the consideration being paid for Shares accepted for purchase in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We do not expect to provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act for the Offer.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right, in our sole discretion, to not accept for payment any Shares if, at the Expiration Time, any of the conditions to the Offer set forth in Section 14—“Conditions to the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 14.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right, in our sole discretion, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 16—“Certain Legal Matters; Regulatory Approvals; Appraisal Rights” without prejudice to our rights set forth in Section 14—“Conditions to the Offer.” See Sections 14—“Conditions to the Offer” and 16—“Certain Legal Matters; Regulatory Approvals; Appraisal Rights.” Our reservation of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which require that we pay the consideration offered or return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

If, as described above, we (i) terminate the Offer, (ii) change or amend any term of the Offer, (iii) waive any condition to the Offer set forth in Section 14—“Conditions to the Offer” except those which may not be waived pursuant to the Merger Agreement or (iv) do not accept or delay in acceptance of Shares, we will publicly announce such action promptly in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make any such public announcements by issuing a press release to the PR Newswire (or such other national media outlet or outlets we deem prudent) and making any appropriate filing with the SEC.

Following the purchase of Shares tendered, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of EnerNOC will be required in connection with the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

EnerNOC has provided us with its list of stockholders and security position listings of holders of record for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on EnerNOC’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the terms and the conditions to the Offer (including, without limitation, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer on or prior to the Expiration Time. Subject to compliance with Rules 14e-1(c) and 14d-11(e) under the Exchange Act, as applicable, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (ii) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, if and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer, then the Purchaser has accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn pursuant to the Offer. Subject to the terms and the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following the Expiration Time or the termination of the Offer.

3.	Procedures for Tendering Shares.

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (i) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below in this Section 3—“Procedures for Tendering Shares”) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal and any other customary documents required by the Depositary, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time and either (a) certificates representing Shares tendered must be delivered to the Depositary or (b) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below, and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Time or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below in this Section 3—“Procedures for Tendering Shares”), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation (as defined below in this Section 3—“Procedures for Tendering Shares”) that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including, without limitation, most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including, without limitation, the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal

need not be guaranteed (i) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be registered or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the Expiration Time, or who cannot complete the procedure for book-entry transfer prior to the Expiration Time, or who cannot deliver all required documents to the Depositary prior to the Expiration Time, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;
•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary (as provided below) prior to the Expiration Time; and
•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Time.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. The Purchaser will pay for Shares validly tendered and not validly withdrawn pursuant to the Offer only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending on when certificates for Shares or Book-Entry

Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will the Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Time, you may gain some extra time by having a broker, bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within three trading days after the date of execution of the Notice of Guaranteed Delivery.

A tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us on the terms and subject to the conditions to the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints the Purchaser’s designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided in this Offer to Purchase. On the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the EnerNOC stockholders, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including, without limitation, voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. The Purchaser reserves the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities in the notice of withdrawal relating thereto have been cured or waived. None of EGPNA, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions to the Offer (including, without limitation, the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.

Backup Withholding. In order to avoid “backup withholding” (currently at a rate of 28%) of U.S. federal income tax on payments of cash pursuant to the Offer, a stockholder that is a “U.S. person” (as defined in the instructions to the IRS Form W-9 provided with the Letter of Transmittal) surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to U.S. federal income tax backup withholding (currently at a rate of 28%). All stockholders that are U.S. persons surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, without limitation, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Stockholders who are not U.S. persons (as defined in the instructions to the IRS Form W-9 provided with the Letter of Transmittal) should complete and sign an appropriate IRS Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 may be obtained from the Depositary or at www.irs.gov. See Instruction 9 to the Letter of Transmittal.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder may withdraw previously tendered Shares until the Expiration Time (i.e., at any time prior to one minute after 11:59 P.M., New York City time at the end of the day on Friday, August 4, 2017), as it may be extended. In addition, stockholders may withdraw previously tendered Shares after Friday, September 8, 2017, which is the sixtieth (60th) day after the date of the commencement of the Offer, unless prior to that date the Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of EGPNA, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Time.

If the Purchaser extends the Offer, delays its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may nevertheless, on the Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4, but subject to the provisions of Rule 14e-1(c) under the Exchange Act, which require that we pay the consideration offered or return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

5.	Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following discussion is a summary of material U.S. federal income tax consequences of the Offer and the Merger generally applicable to U.S. Holders (as defined below) whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change, which may or may not be retroactive, could alter the U.S. federal income tax consequences to U.S. Holders as described herein. The tax treatment of the Offer and the Merger to U.S. Holders will vary depending upon their particular circumstances.

This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. The discussion applies only to holders that hold their Shares as capital assets within the meaning of the Code (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion does not purport to address or consider all of the U.S. federal income tax consequences that may be relevant or applicable to holders of Shares in light of their particular facts and circumstances, nor does it address the consequences to holders subject to special treatment under U.S. federal income tax laws, such as:

•	Non-U.S. Holders (as defined below);
•	banks or other financial institutions;
•	broker-dealers in securities or currencies;
•	traders in securities that elect to apply a mark-to-market method of accounting;
•	insurance companies;
•	tax-exempt entities;
•	partnerships or other entities or arrangements treated as partnerships or disregarded entities for U.S. federal income tax purposes, S corporations or other pass-through entities (including hybrid entities) (and investors therein);
•	retirement plans, individual retirement accounts or other tax-deferred accounts;
•	real estate investment trusts;
•	regulated investment companies;
•	holders who hold Shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction;
•	“controlled foreign corporations”;
•	“passive foreign investment companies”;
•	holders who exercise appraisal or dissenters’ rights;
•	holders that hold (or that held, directly or constructively, at any time during the five-year period ending on the date of the disposition of such holder’s Shares pursuant to the Offer or the Merger) 5% or more of the Shares; and
•	holders who acquired their Shares through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

This discussion does not address any aspect of (i) the alternative minimum tax, (ii) the Medicare tax on net investment income, (iii) any U.S. federal non-income tax laws, including gift or estate tax, (iv) any state, local or foreign income or other tax laws, (v) transactions effectuated prior to or after the Offer or the Merger (whether or not any such transactions are actually or deemed consummated in connection with the Offer or the Merger), including without limitation acquisitions or dispositions of shares outside the Offer and the Merger or (vi) the tax consequences of the Offer or the Merger pertaining to holders of options or similar rights to acquire Shares. This discussion also does not address the tax consequences to holders of Shares who exercise appraisal rights under the DGCL.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of tendering or exchanging Shares pursuant to the Offer or the Merger.

Each holder should consult its own tax advisor to determine the particular tax effects of the Offer and the Merger to such holder, including, without limitation, the application and effect of U.S. federal, state, local or non-U.S. income and other tax laws.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust (a) if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of Shares that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder will recognize gain or loss in an amount equal to the difference between such holder’s adjusted tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential U.S. federal income tax rates. Capital losses are subject to limitations on deductibility.

The foregoing summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular beneficial owners of Shares. Beneficial owners of Shares are urged to consult their tax advisors as to the particular tax consequences to them of the receipt of cash for Shares pursuant to the Offer or the Merger under any U.S. federal, state, local or non-U.S. income, and other tax laws.

6.	Price Range of Shares; Dividends.

According to EnerNOC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “EnerNOC 10-K”), the Shares are traded on NASDAQ under the symbol “ENOC” and have been since May 18, 2007.

The following table sets forth, for each of the periods indicated, the high and low sales prices per Share on NASDAQ and the dividends per Share declared and paid, (i) as disclosed in the EnerNOC 10-K with respect to the periods of fiscal years 2015 and 2016 and (ii) as reported in published financial sources with respect to the periods of fiscal year 2017.

	High	Low	Dividends Declared
Current Fiscal Year
Third Quarter (through July 7, 2017)	$7.78	$7.70	$—
Second Quarter	$7.75	$5.25	$—
First Quarter	$6.35	$4.80	$—
Fiscal Year Ending December 31, 2016
Fourth Quarter	$6.50	$4.85	$—
Third Quarter	$7.74	$5.26	$—
Second Quarter	$7.88	$5.80	$—
First Quarter	$7.74	$2.92	$—
Fiscal Year Ending December 31, 2015
Fourth Quarter	$9.79	$3.76	$—
Third Quarter	$11.21	$7.23	$—
Second Quarter	$14.69	$9.45	$—
First Quarter	$19.04	$10.36	$—

On June 21, 2017, the last trading day before the first public announcement of the execution of the Merger Agreement, the last reported sales price of the Shares on NASDAQ was $5.40 per Share. On July 7, 2017, the last trading day before the commencement of the Offer, the last reported sales price of the Shares on NASDAQ was $7.75 per Share. The Offer Price represents a premium of approximately 42.0 percent to the trading price at which the Shares traded on June 21, 2017, the last trading day before announcement of the Merger Agreement. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender your Shares in the Offer.

The Merger Agreement provides that, except with EGPNA’s consent, EnerNOC will not declare, accrue, set aside or pay any dividend or other distribution (whether in cash, stock, property or a combination thereof) with respect to its capital stock (including the Shares).

7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and EnerNOC will consummate the Merger as soon as practicable pursuant to Section 251(h) of the DGCL. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger.

NASDAQ Listing. The Shares are listed on NASDAQ. Depending upon the number of Shares purchased pursuant to the Offer, Shares may no longer meet the requirements for continued listing on NASDAQ if, among other things, the Company does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. If the Shares are not delisted prior to the Merger, we intend to cause the delisting of the Shares from NASDAQ promptly following the consummation of the Merger.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Exchange Act registration of the Shares may be terminated by EnerNOC upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause EnerNOC to apply for termination of Exchange Act registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of Exchange Act registration are met. Termination of Exchange Act registration of the Shares would reduce the information required to be furnished by EnerNOC to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to EnerNOC. Furthermore, deregistration of the Shares under the Exchange Act may impair or eliminate the ability of “affiliates” of EnerNOC and persons holding “restricted securities” of EnerNOC to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended. If Exchange Act registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Board of Governors’ of the Federal Reserve System (the “Federal Reserve Board”) list of “margin securities” or eligible for stock exchange listing.

If Exchange Act registration of the Shares is not terminated prior to the Merger, then it will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending on factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning EnerNOC.

Except as specifically set forth herein, the information concerning EnerNOC contained in this Offer to Purchase has been taken from or is based upon information furnished by EnerNOC or its representatives or upon publicly available documents and records on file with the SEC. The information set forth below is qualified in its entirety by reference to EnerNOC’s public filings with the SEC (which may be obtained as described below under “Available Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. EGPNA and the Purchaser do not have any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information are untrue. However, EGPNA and the Purchaser do not assume any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such filings, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to EGPNA or the Purchaser.

EnerNOC is a leading provider of demand response solutions and energy intelligence software (“EIS”) to enterprises, utilities, and electric power grid operators. The Company’s demand response solutions provide utilities and electric power grid operators with a managed service demand response resource that matches obligation in the form of megawatts that the Company agrees to deliver to utility customers and electric power grid operators, with supply, in the form of megawatts that are curtailed from the electric power grid through the Company's arrangements with commercial and industrial end-users of energy (“C&I end-users”). When called upon by utilities and electric power grid operators to deliver contracted capacity, the Company uses its global Network Operations Center to remotely manage and reduce electricity consumption across its network of C&I end-user sites, making demand response capacity available to utilities and electric power grid operators on demand, while helping C&I end-users achieve energy savings, improve financial results and realize environmental benefits.

The Company’s EIS provides enterprises with a Software-as-a-Service energy management application that enables them to better manage and control energy costs for their organizations. The Company offers premium professional services that support the implementation of its EIS and help its enterprise customers set their energy management strategies. The Company's energy procurement solutions provide customers with the ability to more effectively manage their energy supplier selection and energy procurement process by providing highly-structured auction events.

As of December 31, 2016, EnerNOC had 1,077 employees worldwide, including certain employees in Brazil subject to a collective bargaining agreement.

Available Information. EnerNOC is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning EnerNOC’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including, without limitation, their remuneration and stock options granted to them), the principal holders of EnerNOC’s securities, any material interests of such persons in transactions with EnerNOC, and other matters is required to be disclosed in proxy statements and periodic reports distributed to EnerNOC stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the Public Reference Room at the SEC’s office at 100 F Street, NE, Washington, DC 20549-0213. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549-0213. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, such as EnerNOC, who file electronically with the SEC. The address of that site is http://www.sec.gov. EnerNOC also maintains an Internet website at https://www.EnerNOC.com. The information contained in, accessible from or connected to EnerNOC’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of EnerNOC’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Certain Projections. EnerNOC provided EGPNA with selected unaudited projected financial information concerning EnerNOC. Such information is described in EnerNOC’s Schedule 14D-9, which will be filed with the SEC as promptly as practicable following the filing of the Schedule TO (and in any event within two business days after the filing of the Schedule TO) and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. EnerNOC’s stockholders are urged to, and should, carefully read the Schedule 14D-9.

A description of the reasons for the EnerNOC Board’s approval of the Offer and the Merger is set forth in EnerNOC’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to EnerNOC’s stockholders within two business days of this Offer to Purchase. EnerNOC stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase.

9.	Certain Information Concerning EGPNA and the Purchaser.

General Information. EGPNA is a Delaware corporation with its principal offices located at 100 Brickstone Square, Ste 300, Andover, MA 01810. EGPNA operates more than 100 renewable energy power plants in the United States and Canada, for a total managed capacity of more than 3,300 MW, across four different renewable energy technologies. EGPNA’s telephone number is (978) 296-6822.

The Purchaser is a newly formed Delaware corporation with its principal offices located at c/o Enel Green Power North America, Inc., 100 Brickstone Square, Ste 300, Andover, MA 01810. The Purchaser is a wholly owned subsidiary of EGPNA that has been organized in connection with this Offer. The Purchaser has not carried on any activities other than in connection with this Offer. The Purchaser’s telephone number is (978) 296-6822.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and executive officer of EGPNA and the Purchaser and certain other information are set forth in Schedule A hereto.

During the last five years, none of EGPNA or the Purchaser or, to the knowledge of EGPNA and the Purchaser, any of the persons listed in Schedule A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

As a result of the Support Agreements, EGPNA and the Purchaser may each be deemed to be the beneficial owner of an aggregate of 2,830,569 Shares held by the stockholder party to the Support Agreements as of June 20, 2017.

Except as described in this Offer to Purchase and Schedule A hereto, (i) none of EGPNA, the Purchaser, any majority-owned subsidiary of EGPNA or the Purchaser or, to the knowledge of EGPNA and the Purchaser, any of the persons listed in Schedule A hereto or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of EGPNA, the Purchaser or, to the knowledge of EGPNA and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of EGPNA, the Purchaser or, to the knowledge of EGPNA and the Purchaser, any of the persons listed in Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of EnerNOC, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of EGPNA, the Purchaser or, to the knowledge of EGPNA and the Purchaser, any of the persons listed on Schedule A hereto, has had any business relationship or transaction with EnerNOC or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between EGPNA or the Purchaser or any of their subsidiaries or, to the knowledge of EGPNA or the Purchaser, any of the persons listed in Schedule A hereto, on the one hand, and EnerNOC or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, EGPNA and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, as well as exhibits to the Schedule TO. The Schedule TO and the exhibits thereto should be available for inspection at the Public Reference Room at the SEC’s office at 100 F Street, NE, Washington, DC 20549-0213. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549-0213. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, such as EGPNA, who file electronically with the SEC. The address of that site is http://www.sec.gov.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

The following is a description of contacts between representatives of EGPNA and the Purchaser and representatives of the Company that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of the Company’s activities relating to these contacts, please refer to the Company’s Schedule 14D-9 to be mailed to stockholders by the Company.

On February 15, 2017, representatives of Morgan Stanley, financial advisor to the Company, contacted representatives of EGPNA to invite EGPNA to participate in an auction with respect to a possible acquisition of the Company.

On March 7, 2017, EGPNA’s parent company, Enel S.p.A., and EnerNOC entered into a Confidentiality Agreement.

On March 16, 2017, representatives of Enel and EGPNA met with senior management of EnerNOC at EnerNOC’s headquarters in Boston, Massachusetts. Senior management of EnerNOC made a presentation to the representatives of Enel and EGPNA regarding the Company’s business and operations.

On March 16, 2017, an electronic data room containing diligence materials was made available to EGPNA. Soon thereafter, EGPNA commenced its analysis and review of these due diligence materials.

On March 20, 2017, EGPNA received a confidential investment memorandum and information regarding the initial phase of EnerNOC’s auction process.

On April 6, 2017, EGPNA submitted an initial non-binding offer valuing the company at an aggregate equity value of $235 million, or $7.23 per fully diluted share.

On April 14, 2017, Morgan Stanley provided a draft Merger Agreement to EGPNA.

On April 18, 2017, EGPNA engaged Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as counsel.

On April 19, 2017, EGPNA attended a due diligence meeting at EnerNOC’s offices. Skadden participated in the April 19 meeting by telephone. EGPNA, EnerNOC and each company’s respective representatives engaged in discussions over the course of April, May and June concerning various due diligence topics.

On April 21, 2017, representatives of Morgan Stanley provided an initial draft of the Company disclosure schedules to representatives of EGPNA. From April 21 to June 20, 2017, EGPNA and the Company, together with representatives of their respective legal advisors, negotiated the disclosure schedules to the Merger Agreement.

On May 3, 2017, Morgan Stanley provided EGPNA with an updated process letter containing details regarding the next phase of EnerNOC’s auction process.

On May 11, 2017, the potential transaction with EnerNOC was initially presented to the Enel Board of Directors as an informational update to make the Board aware of the process.

On May 12, 2017 EGPNA provided Morgan Stanley a letter to the Company Board confirming its continued interest in a potential transaction at an aggregate equity price of $235 million and requesting an extension of time to submit a binding offer. EGPNA also provided Morgan Stanley a mark-up of the Merger Agreement.

From May 12 to June 20, 2017, EGPNA and the Company, together with representatives of their respective legal advisors, negotiated and exchanged drafts of the Merger Agreement and negotiated the terms and conditions of the Merger Agreement.

On May 16, 2017, the Company advised EGPNA that the Company Board had agreed to EGPNA’s request for an extension of time.

On May 31, 2017, representatives of Enel and EGPNA attended a meeting with management at EnerNOC’s headquarters.

On June 2, 2017, EGPNA submitted an updated non-binding offer confirming its continued interest in a potential transaction at an aggregate equity price of $235 million, or $7.23 per fully diluted share.

On June 12, 2017, EGPNA, Skadden and Morgan Stanley had a call to discuss the Company’s sales process.

On June 15, 2017, the Enel Board of Directors approved the transaction with EnerNOC, and a representative of EGPNA informed EnerNOC that EGPNA would increase its bid to $7.52 per share.

On June 16, 2017, EGPNA submitted its final proposal for an acquisition of the Company, providing for a purchase price of $250 million in the aggregate for all equity interests of EnerNOC, equating to a purchase price of $7.67 per share.

On June 19, 2017, Mr. Michael I. Storch of EGPNA received a telephone call from Mr. Sean Lever of EnerNOC, advising that the Company’s Board had elected to proceed with finalizing a transaction with EGPNA.

On June 19, 2017, Skadden provided a draft of the form of tender and support agreements to Cooley for distribution to Mr. Brewster and Mr. Healy.

From June 19 to June 21, 2017, representatives of each of EGPNA, Skadden, EnerNOC and Cooley finalized the Merger Agreement and the related disclosure schedules, and these representatives, along with Mr. Brewster, Mr. Healy and Ropes & Gray LLP, counsel to Mr. Healy, also finalized the tender and support agreements. During this time period, EGPNA and EnerNOC, together with their respective representatives, reviewed and finalized the planned communication strategy concerning the initial public announcement of the proposed transaction.

On June 21, 2017, the EGPNA Board subsequently approved the transaction, including the final proposed price per share and the agreements, by written consent.

The parties executed the Merger Agreement and the tender and support agreements after the closing of the stock market on June 21, 2017, and EnerNOC announced the transaction prior to the opening of trading of the Company’s common stock on the NASDAQ on the morning of June 22, 2017.

11.	The Merger Agreement; Other Agreements.

The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement is only a summary and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any factual information about the Company, EGPNA or the Purchaser. Such information can be found elsewhere in this Offer to Purchase. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed herewith as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, and which were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of the Company), and which are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by security holders of the Company. The holders of Shares and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, EGPNA or the Purchaser or any of their respective subsidiaries or affiliates.

The Offer.

Principal Terms of the Offer. The Merger Agreement provides that, subject to the terms and conditions of the Offer and the Merger Agreement, the Purchaser will accept for payment, and pay for, all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the applicable Expiration Date. The Purchaser’s obligation to accept the Shares is subject to the satisfaction or (when permitted) waiver of the conditions to the Offer.

The Merger Agreement provides that, to the extent permitted by applicable law, the Purchaser reserves the right to increase the Offer Price, waive any condition to the Offer, or make any other changes to the terms and conditions of the Offer, except that, without the prior written consent of the Company, the Purchaser may not:

•	decrease the Offer Price;
•	change the form of consideration;
•	reduce the maximum number of Shares sought to be purchased;
•	impose conditions or requirements to the Offer in addition to the existing conditions or requirements to the Offer;
•	amend or waive the Minimum Condition;
•	amend any other conditions in a manner that adversely affects, or reasonably could adversely affect, any holder of Shares;
•	extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement; or
•	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Extensions of the Offer. The Merger Agreement provides that (i) if, at any scheduled Expiration Date, any of the conditions to the Offer have not been satisfied or, to the extent waivable by Purchaser pursuant to the Merger Agreement, waived by the Purchaser, the Purchaser shall extend the Offer on one or more occasions for an additional period of up to ten business days per extension after such previously scheduled Expiration Date, in order to permit the satisfaction of such conditions to the Offer and (ii) the Purchaser will extend the Offer from time to time (A) for any period or periods required by applicable law or applicable rules or positions of the SEC or its staff or NASDAQ and (B) for periods of up to 10 business days per extension, until any waiting period under the HSR Act or any foreign antitrust law has expired or been terminated; provided, however, that the Purchaser will not: (1) be required to extend the Offer beyond the earlier of (the “Extension Deadline”) (x) the valid termination of the Merger Agreement and (y) the first business day immediately following October 4, 2017; (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company; or (3) be required by the Company to extend the Offer by periods exceeding an aggregate 20 business days in the event that the conditions to the Offer (other than the Minimum Condition) have been satisfied or waived as of any then scheduled Expiration Date and the Minimum Condition shall not have been satisfied as of such scheduled Expiration Date.

Schedule 14D-9 and Board Recommendation. The Merger Agreement provides that the Company will file the Schedule 14D-9 with the SEC as promptly as practicable on the Offer Commencement Date, and in no event later than two business days following the filing of the Schedule TO. The Merger Agreement provides that the Schedule 14D-9 will include the Company Board Recommendation.

The Merger.

The Merger Agreement provides that the Merger and the transactions contemplated thereby will be effected pursuant to Section 251(h) of the DGCL such that the Merger will be effected without a vote of the Company’s stockholders. The Merger Agreement contemplates that the Merger will be effected on the same date as the acceptance time of the Offer, unless certain customary conditions to the closing of the Merger have not been satisfied, in which case the Merger will be effected no later than the first business day on which such conditions have been satisfied or waived.

The Merger Agreement provides that, at the Closing, the Company will execute and file the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL. The Merger will become effective at the time the Certificate of Merger has been filed with the Secretary of State of the State of Delaware, or a later date and time as is agreed by the parties and specified in the Certificate of Merger. At the effective time of the Merger, the separate corporate existence of the Purchaser will cease, and the Company will continue as the Surviving Corporation.

The Merger Agreement provides that, at the effective time of the Merger, each Share issued and outstanding immediately before the effective time of the Merger, other than Shares held by EGPNA, Purchaser, Company or any of their respective subsidiaries, or Shares held by stockholders who perfect their appraisal rights under Delaware law, will be cancelled and converted automatically into the right to receive the Offer Price, without interest, payable net to the holder in cash, subject to any withholding of Taxes, upon surrender of the Certificates or Book-Entry Shares representing such Shares.

The Merger Agreement provides that shares outstanding immediately before the effective time of the Merger and held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL will not be converted into the right to receive the Merger Consideration but rather will be entitled only to the rights granted by the DGCL to a holder of Dissenting Shares. At the effective time of the Merger, all Dissenting Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder of Dissenting Shares will stop having any rights with respect thereto, except the right to receive the “fair value” of the Dissenting Shares in accordance with Section 262 of the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 262 of the DGCL or other applicable law, then, as of the later of the effective time of the Merger or the date of loss of such status, each of such shares will automatically be converted into or will be deemed to have been, at the effective time of the Merger, converted into, as applicable, and will represent only the right to receive the Merger Consideration, without interest and subject to any withholding of Taxes, following the surrender of the Stock Certificates or Book-Entry Shares representing such Shares.

Adjustments to the Offer Price and Merger Consideration.

The Merger Agreement provides that, if at any time during the period between the date of the Merger Agreement and the effective time of the Merger, any change in the outstanding equity interests of the Company occurs as a result of any reclassification, recapitalization, stock split (including a reverse stock split), subdivision or combination, exchange or readjustment of shares, or any stock dividend with a record date during such period, the Offer Price and the Merger Consideration will be equitably adjusted to reflect such change.

Treatment of Equity Incentive Awards

The Merger Agreement provides that the Purchaser will not assume any Company Options or restricted stock units (“RSUs”) issued by the Company.

Company Options. The Merger Agreement provides that each Company Option that is outstanding, unexpired and unexercised immediately prior to the acceptance time of the Offer will become fully vested and exercisable effective immediately prior to, but contingent upon, the acceptance time of the Offer. Each Company Option that is outstanding, unexpired and unexercised immediately prior to the effective time of the Merger, whether or not vested, will be cancelled and without any action on the part of any holder of any stock option, such holder will be entitled to receive in consideration of the cancellation of such stock option, a payment in cash of an amount equal to the product of (i) the total number of Shares subject to such fully vested Company Option immediately prior to the effective time of the Merger, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Option, less any required withholding taxes. Any Company Options for which the exercise price per Share is equal to or exceeds the Offer Price will be cancelled for no consideration and the holder will have no right to payment with respect to such cancelled stock options.

Restricted Stock Units. The Merger Agreement provides that each outstanding RSU granted pursuant to any of the Company Equity Plans or otherwise that is outstanding as of immediately prior to the effective time, whether vested or unvested, shall be canceled and converted into the right to receive cash in an amount equal to (i) the total number of Shares issuable in settlement to such RSU immediately prior to the effective time of the Merger without regard to vesting multiplied by (ii) the Merger Consideration.

Restricted Stock Awards. The Merger Agreement provides that each holder of restricted stock awards may tender the Shares subject to such restricted stock awards pursuant to the Offer and any such Shares will be treated in the same manner as any other Shares. The Company will cause all unvested restricted stock awards to become fully vested immediately prior to the effective time of the Merger.

Representations and Warranties.

In the Merger Agreement, the Company has made customary representations and warranties to EGPNA and the Purchaser, including representations relating to, among other things:

•	the corporate organization and good standing of the Company and its subsidiaries;
•	the effectiveness, as of the date of the Merger Agreement, of the certificate of incorporation and bylaws of the Company;
•	the authorized and outstanding capital stock of the Company and the Company’s capital structure;
•	the Company’s financial statements, records and SEC filings;
•	the absence of certain changes or events since various dates specified in the Merger Agreement;
•	the Company’s title to assets and leased real property;
•	the Company’s intellectual property;
•	the Company’s material contracts;
•	compliance with legal requirements and export controls;
•	required regulatory filings and consents of governmental entities;
•	the Company’s income tax returns, material taxes and other tax matters;
•	the Company’s employees and employee benefit plans;
•	environmental matters;
•	the Company’s insurance coverage and absence of breach or denial of coverage with insurance policies;
•	the absence of material litigation;
•	the Company’s corporate power and authority to enter into the Merger Agreement;
•	the inapplicability of takeover statutes;
•	the inapplicability of any stockholder approval;
•	the absence of conflicts with the Company’s organizational documents, applicable law and material contracts;
•	the Company Board’s receipt of the fairness opinion;
•	the absence of obligations to brokers or other financial advisors other than Morgan Stanley and Greentech Capital Advisors Securities, LLC; and
•	the absence of affiliate transactions.

In the Merger Agreement, EGPNA and the Purchaser also makes customary representations and warranties, relating to, among other things:

•	the corporate organization, good standing and qualification of EGPNA and the Purchaser;
•	the Purchaser’s sole formation purpose to enter into the transaction;
•	EGPNA’s and the Purchaser’s authority to enter into and consummate the transactions contemplated by the Merger Agreement;
•	required regulatory filings and consents of governmental entities;
•	the absence of any untrue statement of material fact in any Offer Document;
•	the absence of material litigation;
•	the availability of funds to effect payment of the aggregate Offer Price and Merger Consideration;
•	the lack of ownership of Company stock as of the date of the Merger Agreement;

•	the absence of obligations to brokers or other financial advisors for fees, other than those that will be paid by Parent or Purchaser; and
•	the absence of management arrangements with the management of the Company.

Material Adverse Effect.

Certain of the representations and warranties in the Merger Agreement and conditions to the Offer refer to the concept of a “Material Adverse Effect.”

The Merger Agreement defines a Material Adverse Effect as any event, occurrence, violation, inaccuracy, circumstance, change, effect or other matter shall be deemed to have a “Material Adverse Effect” on the Company or any of its subsidiaries, if such event, violation, inaccuracy, circumstance, change, effect or other matter (whether or not any such matter, considered together with all other matters, would constitute a breach of the representations, warranties, covenants or agreements of the Company set forth in the Merger Agreement) had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, condition (financial or otherwise), or results of operations, taken as a whole, of the Company or its subsidiaries, or (b) the ability of the Company to consummate the transactions in a timely manner; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Company or its subsidiaries:

•	changes in the trading price or trading volume of Shares;
•	any event, occurrence, violation, inaccuracy, circumstance, change, effect or other matter directly resulting from the announcement or pendency of the transactions, including the impact thereof on relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, vendors, licensors, licensees or lenders;
•	any event, occurrence, circumstance, change or effect in the industries in which the Company and its subsidiaries operate or in the economy generally or other general business, financial or market conditions, except to the extent that the Company or its subsidiaries are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable;
•	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to credit, debt, financial or capital markets, interest or exchange rates, except to the extent that the Company or its subsidiaries are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable;
•	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, circumstance, change or effect disproportionately affects the Company or its subsidiaries relative to other participants in the industries in which the Company or its subsidiaries operate or the economy generally, as applicable;
•	the failure of the Company to meet internal or analysts’ expectations or projections or the results of operations of the Company;
•	any event, occurrence, violation, inaccuracy, circumstance, change, effect or other matter arising directly from or otherwise directly relating to any action taken by the Company at the written direction of EGPNA or any action specifically required to be taken by the Company, or the failure of the Company to take any action that the Company is specifically prohibited by the terms of the Merger Agreement from taking to the extent EGPNA fails to give its consent thereto after a written request therefor;
•	any event, occurrence, circumstance, change or effect resulting or arising from EGPNA or Purchaser’s breach of the Merger Agreement;
•	any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP), except to the extent that the Company and its subsidiaries are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; or

•	any action taken by EGPNA or its affiliates (including any disclosure regarding its plans with respect to the conduct of the Company’s business following the effective time).

Covenants.

Access and Investigation. The Merger Agreement provides that from the date of the Merger Agreement until the earlier of the effective time of the Merger and the termination of the Merger Agreement, the Company and its subsidiaries will: (a) provide EGPNA and its representatives with reasonable access during normal business hours of the Company to the Company’s representatives, personnel, Leased Real Property, officers, employees, agents, offices and other properties, and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company and its subsidiaries; and (b) promptly provide EGPNA and its representatives with all reasonably requested information regarding the business of the Company and its subsidiaries, including copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Company and its subsidiaries, and with such additional financial, operating and other data and information regarding the Company and its subsidiaries as EGPNA may reasonably request, subject to certain exceptions;

Operating Covenants. The Merger Agreement provides that, during the period from the date of the Merger Agreement to the earlier of the effective time of the Merger or the termination of the Merger Agreement, except as set forth in part 5.2 of the Company Disclosure Schedule, as required by the Merger Agreement, required by applicable law or permitted by the written consent of EGPNA, the Company will, and will cause each Subsidiary of the Company to:

•	conduct and carry on its operations and business in the ordinary course of business consistent with past practice; and
•	the Company will promptly notify EGPNA of (a) any knowledge of any notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions and (b) any legal proceedings commenced, or to its knowledge threatened, relating to or involving the Company or any of its subsidiaries that relates to the consummation of the transactions.

The Merger Agreement also provides that, without limiting the foregoing, except as set forth in the Company Disclosure Schedule, expressly required by applicable law or the Merger Agreement, or otherwise with the prior written consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed), the Company will not, and will cause each subsidiary of the Company not to:

•	establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) or other Equity Interests, except for dividends or other distributions by a direct or indirect wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company;
•	repurchase, redeem or otherwise reacquire any of its shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, or other Equity Interests, subject to limited exceptions;
•	enter into any Contract with respect to the voting or registration of its capital stock or other Equity Interests;
•	split, combine, subdivide or reclassify any shares of its capital stock or any Equity Interest;
•	sell, issue, grant deliver, pledge or transfer, encumber or authorize the issuance, sale delivery, pledge transfer, encumbrance or grant by the Company or any of its subsidiaries of (a) any capital stock, equity interest or other security (except upon the conversion of the Company Convertible Notes), (b) any option, call warrant, restricted securities or rights to acquire any capital stock, equity interest or other security of the Company or any of its subsidiaries’ voting security or convertible securities, or any “phantom” stock or “phantom” stock rights, stock appreciation rights or stock based performance units or (c) any instruction convertible into or exchangeable for any capital stock, equity interest or other security of the Company or any of its subsidiaries;

•	establish, adopt, terminate or amend any employee plan, or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the employee plans or grant any employee or director any increase in compensation, bonuses or other benefits, subject to limited exceptions;
•	enter into any company employee agreement, terminate any employee other than for cause, or hire any employee with an annual base salary in excess of $150,000;
•	amend its certificate of incorporation or bylaws or other charter or organizational documents;
•	form any subsidiary, acquire any equity interest in any other entity (other than securities in a publicly traded company held for investment by the Company or its subsidiaries and consisting of less than 1% of the outstanding capital stock or other equity interest of such entity) or enter into any join venture, partnership, limited liability corporation or similar agreement;
•	make or authorize any Non-Meter Capital Expenditure(s) that exceed(s) $1,500,000 in the aggregate during any fiscal quarter;
•	acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any Encumbrance (other than certain permitted encumbrances) any material right or other material asset or property, subject to limited exceptions;
•	lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness (except for short-term borrowings, of not more than $250,000 in the aggregate, incurred in the ordinary course of business, intercompany loans to its subsidiaries, advances to employees and consultants for travel and other business related expenses in the ordinary course of business);
•	amend, terminate, modify, waive any material rights under, replace or release, settle or compromise any material claim, liability or obligation under certain specified material contracts or enter into any new such contract;
•	make or change any material Tax election, change any method of Tax accounting, settle or compromise any material Tax liability or refund, amend any Tax Return or agree to do any of the foregoing;
•	commence any legal proceeding, except with respect to: (A) legal proceedings with respect to routine matters in the ordinary course of business involving claims of not more than $250,000 in the aggregate; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with EGPNA and considers the views and comments of EGPNA with respect to such legal proceedings prior to commencement thereof); or (C) in connection with a breach of the Merger Agreement or any other agreements contemplated thereby;
•	settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than any legal proceeding relating to a breach of the Merger Agreement or any other agreements contemplated thereby or pursuant to a settlement that does not relate to any of the Offer or the Merger and: (A) that results solely in a monetary obligation involving only the payment of monies by the Company or any of its subsidiaries of not more than $250,000 in the aggregate; or (B) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, the Company or any of its subsidiaries and the payment of monies by the Company or any of its subsidiaries that together with any settlement made under subsection (A) are not more than $250,000 in the aggregate (not funded by an indemnity obligation or through insurance policies);
•	enter into any collective bargaining agreement or other agreement with, or recognize, any labor organization, works council or other employee representative body (except as required by law);
•	adopt or implement any stockholder rights plan or similar arrangement;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries;
•	make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or applicable legal requirements;
•	terminate any insurance policies currently in force and maintained by the Company or any of its subsidiaries or its affiliates or lower the coverages and limits as are in effect as of the date of the Merger Agreement;
•	make or authorize any operational expenditure (except that the Company and its subsidiaries may make any operational expenditure that: (A) is provided for in the Company’s operational expense budget, which operational expenditures shall be in accordance with the categories set forth in such budget; or (B) when added to all other operational expenditures made on behalf of the Company and its subsidiaries since the date of the Merger Agreement but not provided for in the Company’s operational expense budget, does not exceed $250,000 individually and $1,000,000 in the aggregate during any fiscal quarter); or
•	authorize any of, or agree or commit to take, any of the actions described above.

No Solicitation. The Merger Agreement provides that during the period from the date of the Merger Agreement to the earlier of the effective time of the Merger or the termination of the Merger Agreement, the Company and its subsidiaries shall not, and shall direct their representatives not to, directly or indirectly: (i) continue any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal; (ii) (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing information or granting a waiver under Section 203 of the DGCL or any similar provision contained in applicable takeover laws or the Company’s organizational and other governing documents) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of soliciting, knowingly encouraging or knowingly facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (C) approve, adopt, endorse or recommend or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (D) except where the Company Board has determined in good faith after consultation with outside legal counsel, that the failure to take such action would reasonably constitute a breach of the fiduciary duties of the Company Board, release or permit the release of any person from, or waive or permit the waiver of any provision of, or fail to enforce or cause to be enforced, any standstill or similar agreement to which any of the Company or its subsidiaries is a party; and (iii) resolve or agree to do any of the foregoing.

The Merger Agreement also provides that, notwithstanding the terms of the Merger Agreement summarized above, if at any time following the date of the Merger Agreement and prior to the acceptance time of the Offer (i) the Company has received a written Acquisition Proposal from a third party, (ii) the Acquisition Proposal did not result from a breach of the no solicitation provisions of the Merger Agreement and (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and that failing to take such action would reasonably constitute a breach of its fiduciary duties to the Company’s stockholders under applicable law, then the Company may (a) furnish information about the Company and its subsidiaries to the third party making the Acquisition Proposal and (b) participate in discussions or negotiations with the third party.

The Merger Agreement provides that the Company will notify EGPNA within 36 hours of receipt by the Company of any Acquisition Proposal or any inquiry that would reasonably be expected to lead to an Acquisition Proposal. The Company will provide this notice orally and in writing and will identify the third party making, and the material terms and conditions of, the Acquisition Proposal or inquiry, including providing a copy of any written proposal. The Company will keep EGPNA reasonably informed of any material developments, discussions or negotiations with respect to such inquiry on a prompt basis and in any event within 36 hours thereof.

As defined in the Merger Agreement, “Acquisition Proposal” means any offer or proposal from a third party, including any amendment or modification to an existing proposal or offer, relating to, in a single transaction or series of related transactions, any:

•	acquisition or license of assets of the Company or any of its subsidiaries equal to fifteen percent (15%) or more of the consolidated assets of the Company and its subsidiaries or to which fifteen percent (15%) or more of the consolidated revenues or earnings of the Company and its subsidiaries are attributable (including equity interests of a subsidiary of the company);
•	issuance or acquisition, in any manner, directly or indirectly, of fifteen percent (15%) or more of the outstanding Shares of the Company or other equity interests in the Company or any of its subsidiaries;
•	recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning fifteen percent (15%) or more of the outstanding Shares of the Company or other equity interests in the Company or any of its subsidiaries;
•	merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company; or
•	any combination of the foregoing (in each case, other than the Offer and the Merger).

As defined in the Merger Agreement, “Superior Offer” means an unsolicited bona fide written Acquisition Proposal that the Company Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing, termination fee, any expense reimbursement provisions and whether such Acquisition Proposal is fully financed) of the proposal and the person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transaction contemplated by the Merger Agreement (including after giving effect to proposals, if any, made by EGPNA in response thereto); provided that for purposes of the definition of “Superior Offer”, the references to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “eighty percent (80%).”

Company Adverse Change Recommendation. Except as set forth in the relevant provisions of the Merger Agreement, the Company Board may not: (i) (A) withdraw or amend in any manner adverse to EGPNA or the Purchaser the Company Board Recommendation or publicly propose to do so, or (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable any Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”), (ii) fail to publicly reaffirm its recommendation of the Merger Agreement within five (5) business days after EGPNA so requests in writing, or (iii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any contract with respect to any Acquisition Proposal, or enter into any other contract or agreement in principle requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Offer or the Merger.

The Merger Agreement provides that, notwithstanding any other provisions of the Merger Agreement, if, at any time prior to the acceptance time of the Offer, the Company has received a bona fide written Acquisition Proposal that does not result from a breach of the no solicitation provisions of the Merger Agreement, and the Company Board determines, after consultation with its financial advisors and outside counsel, that the Acquisition Proposal constitutes a Superior Offer and that failing to take action would reasonably constitute a breach of its fiduciary duties to the Company’s stockholders under applicable law, the Company Board may at any time prior to the acceptance time of the Offer (i) effect a Company Adverse Change Recommendation with respect to such Superior Offer and/or (ii) terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Offer, subject to the requirements of the Merger Agreement. In order to effect a Company Adverse Change Recommendation or terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Offer, the Company must provide to EGPNA at least four (4) business days’ prior written notice of the Company’s intention to take this action, along with a copy of the available proposed transaction agreement to be entered into in respect of such Acquisition Proposal, and:

•	during the four (4) day notice period, if requested by EGPNA, the Company must engage in good faith negotiations with EGPNA regarding any amendment to the Merger Agreement proposed in writing by EGPNA and intended to cause the relevant proposal to no longer constitute a Superior Offer; and
•	the Company Board must consider any adjustments or proposed amendments to the Merger Agreement (including a change to the price terms) and the other agreements contemplated that may be proposed in writing by EGPNA and will have determined in good faith that the Superior Offer would continue to constitute a Superior Offer if the proposed changed terms were to be given effect.

The Merger Agreement also provides that the Company Board may at any time prior to the acceptance time of the Offer effect a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to effect a Company Adverse Change Board Recommendation in response to the Change in Circumstance would reasonably constitute a breach of its fiduciary duties to the stockholders of the Company under applicable law. In order to effect such a Company Adverse Change Recommendation, the Company Board must have provided to EGPNA at least four (4) business days’ prior written notice of its intention to take this action and:

•	have specified the Change in Circumstance in reasonable detail;
•	during the four (4) business day period, if requested by EGPNA, the Company must engage in good faith negotiations with EGPNA regarding any proposed changed terms proposed in writing by EGPNA; and
•	the Company Board must have considered the proposed changed terms and determined in good faith that the failure to make a Company Adverse Change Recommendation would reasonably be expected to constitute a breach of its fiduciary duties to the stockholders of the Company under applicable law if the proposed changed terms were given effect.

As defined in the Merger Agreement, “Change in Circumstance” means any material event or development or material change in circumstances with respect to the Company that (a) was not known or reasonably foreseeable (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable) by the Company Board as of the date of the Merger Agreement, (b) becomes known to or reasonably foreseeable by the Company Board prior to the of the acceptable time Offer and (c) does not relate to (i) any Acquisition Proposal or inquiry that would reasonably be expected to lead to an Acquisition Proposal, (ii) any events, changes or circumstances relating to EGPNA, Purchaser or any of their affiliates, (iii) clearance of the Merger under the Antitrust Laws, (iv) any fluctuation in the market price or trading volume of the Shares, (it being understood that the effects giving rise or contributing to such fluctuations that are not otherwise excluded from the definition of a “Change in Circumstance” may be taken into account), (v) the mere fact the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof (it being understood that the underlying reasons for such events may constitute such material event, development or change in circumstances) or (vi) any changes in the industry in which the Company and its subsidiaries operate or in the economy generally.

The Merger Agreement provides that nothing contained in the provisions of the Merger Agreement summarized above will prohibit the Company from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act (ii) making any disclosure to the stockholders of the Company that the Company determines is required by applicable Legal Requirements after consultation with outside counsel or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that any such disclosure or position described in clause (i) or (ii) shall be deemed to be a Company Adverse Change Recommendation subject to the terms and conditions of the Merger Agreement, unless the Company Board reaffirms the Company Board Recommendation in such disclosure or in connection with such action.

Filings, Consents and Approvals. The Merger Agreement provides that the Company, EGPNA and the Purchaser will use their reasonable best efforts to:

•	file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Offer and the Merger as soon as reasonably practicable, and in any event prior to the End Date, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any Antitrust Law, (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Offer and the Merger;
•	make an appropriate filing of all Notification and Report forms as required by the HSR Act no later than ten (10) business days after the date of the Merger Agreement; and
•	cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, and provide notices and status updates related to any requests, inquiries, investigations, actions or legal proceedings brought by any governmental body or brought by a third party before any governmental body.

The Merger Agreement also provides that the Company will use commercially reasonable efforts to:

•	provide any notices to third parties, and use commercially reasonable efforts to obtain certain specified third party consents, approvals or waivers, and coordinate and cooperate in seeking any such consents; and
•	(i) obtain all required approvals from the Federal Energy Regulatory Commission with respect to the Offer and the Merger or (ii) terminate the need for any such approvals,

Public Announcements. The Merger Agreement provides that the parties will not issue any press release or make any public statement with respect to the Offer, the Merger or the Merger Agreement without the prior written consent of the other party, subject to certain permitted exceptions.

Employee Benefits. The Merger Agreement provides that, among other things related to employee benefits, from and after the effective time of the Merger, EGPNA will honor all employment agreements to which the Company and its subsidiaries are party and all other employee plans, in each case in accordance with their terms as in effect immediately before the effective time.

For a period of at least one (1) year following the effective time of the Merger, EGPNA will provide to, or cause to be provided to, each Continuing Employee severance benefits no less favorable than the severance benefits available (i) on April 30, 2017 or (ii) for Continuing Employees hired after April 30, 2017, immediately prior effectiveness of the Merger Agreement.

With respect to each EGPNA employee benefit plan or arrangement in which a Continuing Employee may participate after the effective time of the Merger Agreement, EGPNA will provide to each Continuing Employee service credit for purposes of eligibility to participate, vesting and, for purposes of vacation and severance benefits only, benefit accrual purposes in respect of service with the Company (and its subsidiaries and predecessors) prior to the Closing Date to the extent such service was credited for such purpose under an employee plan immediately before the Closing Date.

EGPNA will continue to honor any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the effective time of the Merger and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

EGPNA will waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees and ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances (including paid time off), credit Continuing Employees for service and amounts paid prior to the effective time of the Merger with the Company to the same extent that such service and amounts paid was recognized prior to the effective time of the Merger under a corresponding employee plan.

The foregoing provisions of the Merger Agreement are for the sole benefit of the parties to the Merger Agreement and are not for the benefit of any third party. The Merger Agreement is not intended to constitute the establishment or adoption of or an amendment to any employment agreement or employee benefit plan.

Indemnification of Directors and Officers. The Merger Agreement provides that, until the sixth (6th) anniversary from the effective time of the Merger, EGPNA and the Surviving Corporation will indemnify all past and present directors and officers of the Company and its subsidiaries to the same extent such directors and officers are indemnified as of the date of the Merger Agreement by the Company and provide a director and officer insurance policy for directors and officers that is substantially equivalent to the Company’s existing insurance policy.

Takeover Statutes. The Merger Agreement provides that, if any takeover law may become, or may purport to be, applicable to the Offer and the Merger, each of EGPNA and the Company will use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and conditions contemplated thereby and otherwise act to lawfully eliminate the effect of any takeover law on any of the Offer or Merger. The Company shall give prompt notice to EGPNA upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to result in any Material Adverse Effect with respect to it and (ii) is reasonably likely to result in any of the conditions to the Offer not being able to be satisfied prior to the End Date.

Section 16 Matters. The Merger Agreement provides that, prior to the Offer Acceptance Time, the Company and the Company Board shall approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Stock Awards and Company Convertible Notes in the transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Stockholder Litigation. The Merger Agreement provides that the Company shall promptly notify EGPNA of any litigation against the Company and/or its directors or officers relating to the transactions, and keep EGPNA reasonably and promptly informed with respect to the status thereof. The Company will give EGPNA (a) the right to review and comment on all material filings or responses to be made by the Company in connection with such litigation and (b) the right to consult on any settlement with respect to such litigation, and no such settlement shall be agreed to without EGPNA’s prior written consent (which will not be unreasonably withheld, conditioned, or delayed).

Conditions to the Merger.

The Merger Agreement provides that the obligations of the parties to effect the Merger are subject to the satisfaction or waiver at or prior to the effective time of the Merger of each of the following conditions:

•	the Purchaser will have accepted for purchase and paid for all of the Shares validly tendered and not withdrawn in the Offer; and
•	the consummation of the Merger will not then be restrained by any order of a court or governmental entity and there will not be in effect any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental entity that prevents the consummation of the Merger.

Termination of the Merger Agreement.

Rights to Terminate the Merger Agreement. The Merger Agreement provides that it may be terminated:

•	by mutual written consent of EGPNA and the Company at any time prior to the acceptance time of the Offer;
•	by either the Company or EGPNA if the Offer expires without the acceptance for payment of Shares pursuant to the Offer, subject to limited exceptions;
•	by either the Company or EGPNA, subject to certain specified restrictions, if any court or governmental body shall have issued a decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable;

•	by EGPNA at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so: (i) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Change Recommendation; (ii) the Company Board shall have failed to publicly reaffirm its recommendation of the Merger Agreement in breach of its obligation to do so under the Merger Agreement; (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer; (iv) the Company Board or a committee thereof approves, recommends or declares advisable, or allows any of the Company or its subsidiaries to execute or enter into, an agreement with respect to an Acquisition Proposal; or (v) the Company shall have breached in any material respect any of its obligations under the non-solicitation provisions of the Merger Agreement; provided that any such termination must occur within 10 business days after Parent obtains knowledge of such applicable event set forth in (i) through (v) of this paragraph;
•	by either EGPNA or the Company, if the Offer Acceptance Time shall not have occurred on or prior to 5 p.m. Eastern Time on October 4, 2017;
•	by the Company, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer, provided that the Company shall have complied in all material respects with the non-solicitation and board recommendation provisions of the Merger Agreement and concurrently enters into such agreement and pays the Termination Fee as provided in the Merger Agreement;
•	by EGPNA at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty or failure to perform any covenant or obligation in the Merger Agreement on the part of the Company occurred such that the corresponding conditions to the Offer would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured, shall not have been cured within 30 days of the date EGPNA gives the Company notice of such breach or failure to perform or, if earlier, the End Date;
•	by the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty or failure to perform any covenant or obligation in the Merger Agreement on the part of EGPNA or Purchaser shall have occurred, if such breach or failure has had or would reasonably be expected to prevent EGPNA or Purchaser from consummating the Offer and the Merger and such breach or failure cannot be satisfied and cannot be cured by EGPNA or Purchaser, by the End Date, or if capable of being cured, shall not have been cured within thirty (30) days of the date the Company gives EGPNA notice of such breach or failure to perform or, if earlier, the End Date; or
•	by the Company, if Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer or if Purchaser shall have failed to accept and pay for all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended).

Effect of Termination. The Merger Agreement provides that, in the event of termination by one of the parties, written notice of the termination must be given to the other party or parties. The Merger Agreement will become void and there will be no liability or obligation on the part of EGPNA, the Purchaser or the Company or their respective subsidiaries, officers or directors, except that certain sections of the Merger Agreement will survive the termination.

Termination Fee. The Merger Agreement provides that all fees and expenses will generally be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated. In the event that the Merger Agreement is terminated (i) by the Company under the sixth bullet above, (ii) EGPNA under the fourth bullet above or (iii) (x) either party under the second or fifth bullets above, (y) any Person shall have publicly disclosed a bona fide Acquisition Proposal or otherwise communicated an Acquisition Proposal to the Company

Board after the date of the Merger Agreement and prior to such termination (unless publicly withdrawn prior to such termination) and (z) within 12 months of such termination the Company shall have entered into a definitive agreement with respect to any such Acquisition Proposal, recommended any Acquisition Proposal to its stockholders, or consummated any Acquisition Proposal (provided that for purposes of this clause (z) the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”), then, in any such event under clause (i), (ii) or (iii), the Company will pay EGPNA the Termination Fee. As used in the Merger Agreement, “Termination Fee” means a cash amount equal to $8,750,000 (inclusive of any expenses paid to EGPNA as described immediately below).

In the event that the Merger Agreement is terminated by EGPNA pursuant to either the second or fifth bullet above due to the failure to satisfy the Minimum Condition, then the Company will pay EGPNA the reasonable third party fees and expenses incurred by EGPNA and its affiliates in connection with the Merger and the Offer, up to a maximum of $1,650,000.

The Merger Agreement provides that EGPNA’s right to receive payment from the Company for the Termination Fee and any payment for the reimbursement of expenses is the sole and exclusive remedy of EGPNA against the Company and its specified affiliates for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise, and upon payment of such amount(s), neither the Company nor its specified affiliates shall have any further liability or obligation relating to or arising out of the Merger Agreement.

Amendment of the Merger Agreement. The Merger Agreement provides that it may be amended by mutual agreement of the parties by action taken by or on behalf of their respective boards of directors at any time prior to the effective time of the Merger.

Specific Performance. The Merger Agreement provides that the parties are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to specific performance of the terms of the Merger Agreement.

Guarantee. The Merger Agreement provides that Enel S.p.A., EGPNA’s ultimate parent, absolutely and irrevocably guarantees to the Company, as the primary obligor and not merely as surety, the due and punctual payment of the obligations of Parent and Purchaser (and the full and timely performance thereof) pursuant to the Merger Agreement, up to a maximum liability of $270,000,000.

Tender and Support Agreements.

Concurrently with the execution and delivery of the Merger Agreement, EGPNA and the Purchaser entered into the Support Agreements with Timothy Healy, the Company’s Chairman and Chief Executive Officer, and David Brewster, the Company’s President (collectively, the “Supporting Stockholders”). The number of beneficially owned shares subject to the Support Agreements equates to approximately nine percent (9%) of the outstanding Shares (the “Subject Shares”). The Support Agreements terminate in the event the Merger Agreement is terminated. Pursuant to the Support Agreements, the Supporting Stockholders (solely in their capacity as stockholders of the Company) agreed, among other things, subject to the termination of the Support Agreements to (a) tender in the Offer (and not to withdraw) all Subject Shares beneficially owned or thereafter acquired by them, (b) vote the Subject Shares in support of the Merger and the transactions contemplated under the Merger Agreement in the event stockholder approval is required to consummate the Merger pursuant to Section 251 of the DGCL and against any competing transaction or other action or agreement intended or reasonably expected to materially interfere with the Offer or the Merger, (c) appoint EGPNA as their proxy to vote the Subject Shares in connection with the Merger Agreement, and (d) not otherwise transfer any of the Subject Shares; provided, that up to 100,000 Shares held by Supporting Stockholders may be transferred as gifts or charitable donations. The Support Agreements will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the effective time and (iii) any material amendment, material waiver or material modification to any provision of the Merger Agreement or the terms of the Offer that results in a reduction in, or change in the form of, the Offer Price or the Merger Consideration without Stockholder’s consent.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, the form of which has been included as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

Confidentiality Agreement.

Enel S.p.A, the parent of EGPNA, and the Company entered into a Confidentiality Agreement, dated March 7, 2017 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Enel S.p.A agreed (i) not to use the Confidential Information, as defined in the Confidentiality Agreement, provided by the Company except for the specific purpose of considering, evaluating, negotiating and consummating the transaction and (ii) that, subject to certain specified exceptions, Enel S.p.A would not disclose any of the Confidential Information.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(3) of the Schedule TO and is incorporated herein by reference.

12.	Purpose of the Offer and the Merger; No Stockholder Approval; Plans for EnerNOC.

Purpose of the Offer; Plans for EnerNOC. The purpose of the Offer is for EGPNA, through the Purchaser, to acquire control of, and ultimately acquire the entire equity interest in, EnerNOC. The Offer, as the first step in the acquisition of EnerNOC, is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased in the Offer. If the conditions to the Offer set forth in Section 14—“Conditions to the Offer” are satisfied and the Offer is consummated, the Purchaser intends to consummate the Merger as promptly as practicable thereafter. After completion of the Offer and the Merger, EnerNOC will be a wholly owned subsidiary of EGPNA.

Stockholders of EnerNOC who tender their Shares pursuant to the Offer will cease to have any equity interest in EnerNOC or any right to participate in its earnings and future growth after the consummation of the Offer. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in EnerNOC. On the other hand, after tendering their Shares pursuant to the Offer and consummation of the subsequent Merger, stockholders of EnerNOC will not bear the risk of any decrease in the value of Shares.

If the Offer is consummated, we do not anticipate seeking the approval of EnerNOC stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we intend to complete the Merger without a vote of the EnerNOC stockholders in accordance with Section 251(h) of the DGCL. The foregoing discussion is not a complete statement of the DGCL and is qualified in its entirety by reference to the DGCL.

It is expected that, initially following the Merger, the material business and operations of EnerNOC will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. EGPNA will continue to evaluate the business and operations of EnerNOC during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, EGPNA intends to review such information as part of a comprehensive review of EnerNOC’s business, operations, capitalization and management with a view to optimizing development of EnerNOC’s potential. From time to time, EGPNA may make changes to the EnerNOC business, operations, capitalization or management with a view to combining the existing and future business of EnerNOC and EGPNA and optimizing EnerNOC’s business in conjunction with EGPNA’s other business.

Except as disclosed in this Offer to Purchase and except for certain pre-existing agreements described in the Schedule 14D-9, to the best knowledge of the Purchaser and EGPNA, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of EnerNOC, on the one hand, and EGPNA or the Purchaser, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of EnerNOC entering into any such agreement, arrangement or understanding. It is possible that members of EnerNOC’s current management team will enter into new employment arrangements with EnerNOC that will take effect after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of the Purchaser or its affiliates.

Except as described above or elsewhere in this Offer to Purchase (including, without limitation, the Merger), the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving EnerNOC or any of its subsidiaries (such as a merger, reorganization, liquidation, or sale or other transfer of a material amount of assets), any change in the Company Board or management, any material change in EnerNOC’s indebtedness, capitalization or dividend rate or policy or any other material change in EnerNOC’s corporate structure or business.

The board of directors of the Surviving Corporation at and immediately after the effective time will consist of the members of the board of directors of the Purchaser as of the effective time. The officers of the Surviving Corporation at and immediately following the effective time will be the officers of EnerNOC immediately prior to the effective time. At the effective time, the certificate of incorporation of the Surviving Corporation will be amended and restated, so as to read in its entirety in the form set forth as Exhibit B to the Merger Agreement, and the bylaws of the Surviving Corporation will be amended and restated so as to read in their entirety in the form set forth as Exhibit C to the Merger Agreement.

13.	Source and Amount of Funds.

The Offer is not conditioned on any financing arrangement or EGPNA’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. We will need approximately $255 million to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses. In addition, following the Closing, the Company will be required to offer to repurchase the Company’s existing convertible notes at par (approximately $126.8 million plus accrued interest). EGPNA expects to obtain the necessary funds from cash on hand, available lines of credit or other sources of immediately available funds.

We do not believe our financial condition is material to your decision whether to tender your Shares in the Offer because the form of payment consists solely of cash and is not conditioned on any financing arrangement or subject to any financing condition. EGPNA has sufficient resources available to it to provide the Purchaser with the funds necessary to purchase the Shares in the Offer.

14.	Conditions to the Offer.

For purposes of this Section 14, capitalized terms used in this Section 14 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference.

The Purchaser will not be required to, and EGPNA will not be required to cause the Purchaser to, accept for payment or pay for any validly tendered Shares, and may delay the acceptance of payment of, or the payment for, any validly tendered Shares if (i) at one minute following 11:59 P.M. Eastern Time on the Expiration Date, there have not been validly tendered into the Offer (in the aggregate) that number of Shares (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) that, together with the number of Shares (if any) then owned by EGPNA or the Purchaser, represent at least one more than fifty percent (50%) of the Shares then issued and outstanding (the “Minimum Condition”) or (ii) any waiting period under the HSR Act applicable to the transactions contemplated by the Merger Agreement has not expired or terminated at or prior to the Expiration Time (the “HSR Condition”).

Additionally, the Purchaser will not be required to, and EGPNA will not be required to cause the Purchaser to, accept for payment or pay for any validly tendered Shares and may delay the acceptance for payment of, or the payment for, any validly tendered Shares and, to the extent permitted by the Merger Agreement, may terminate the Offer, if any of the following events, conditions, states of facts or developments exists or has occurred and is continuing at the Expiration Time or immediately prior to the acceptance time of the Offer:

•	There shall have been issued by a court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer, or any action shall have been taken, or any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger;
•	any of the representations and warranties of the Company in the Merger Agreement with respect to outstanding capitalization and equity interests (subject to certain exclusions) and the absence of changes regarding equity issuances shall not be true and correct in all respects as of the date of the Merger Agreement and as of the Offer Acceptance Time as if made at and as of such date, except (other than as a result of a willful breach by the Company) where the failure to be correct in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, EGPNA and their Affiliates, individually or in the aggregate, that is more than $1,000,000;

•	any of the representations and warranties of the Company in the Merger Agreement with respect to due organization, subsidiaries, outstanding capitalization and equity interests (subject to certain exclusions and as provided in the bullet above), the absence of changes regarding operation in the ordinary course of business, authority, binding nature of agreement, Section 203 of the DGCL, the merger approval, non-contravention of consents and the financial advisor shall not be true and correct in all material respects as of the date of the Merger Agreement and as of the Offer Acceptance Time as if made at and as of such date;
•	the representations and warranties of the Company with respect to the absence of a Material Adverse Effect since December 31, 2016, shall not be true and correct in all respects as of the date of the Merger Agreement and as of the Offer Acceptance Time as if made at and as of such date;
•	any of the representations and warranties of the Company set forth in the Merger Agreement other than those referred to above shall not be true and correct in all respects as of the date of the Merger Agreement and as of the Offer Acceptance Time as if made at and as of such date, except where the failure to be so true and correct (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect;
•	the Company shall not have complied with and performed in all material respects all of the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;
•	the Merger Agreement shall have been terminated in accordance with its terms; or
•	Triton Energy, Inc. (“Triton”) and Celerity Energy Partners San Diego, LLC (“Celerity”) shall not have cancelled or terminated their market-based rate authorizations and associated tariffs (which condition shall be deemed satisfied on the earlier of (i) FERC’s acceptance of each of Triton’s and Celerity’s Notices of Cancellation of Market-Based Rate Tariff (Docket Nos. ER17-1818 and ER17-1819, respectively) and (ii) August 14, 2017).

The foregoing conditions are in addition to, and not a limitation of, the rights of EGPNA and the Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of EGPNA and the Purchaser and may be waived by EGPNA or the Purchaser in whole or in part at any time and from time to time in their sole discretion (except that the Minimum Condition may not be waived), in each case, subject to the terms of the Merger Agreement and applicable laws. Any reference to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived. The failure by EGPNA or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

15.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the effective time of the Merger, without the prior written consent of EGPNA, EnerNOC will not declare, set aside or pay any dividends or other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company or its subsidiaries.

16.	Certain Legal Matters; Regulatory Approvals; Appraisal Rights.

General. Except as otherwise set forth in this Offer to Purchase, based on EGPNA and the Purchaser’s review of publicly available filings by EnerNOC with the SEC and other information regarding EnerNOC, EGPNA and the Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of EnerNOC and which might be adversely affected by the acquisition of Shares by the Purchaser or EGPNA pursuant to the Offer, or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by the

Purchaser or EGPNA pursuant to the Offer. In addition, except as set forth below, EGPNA and the Purchaser are not aware of any filings, approvals or other actions by or with any Governmental Authority or administrative or regulatory agency that would be required for EGPNA’s and the Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, EGPNA and the Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to EnerNOC’s or EGPNA’s business or that certain parts of EnerNOC’s or EGPNA’s business might not have to be disposed of or held separate. See Section 14—“Conditions to the Offer.”

Antitrust. Under the HSR Act, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to EGPNA by virtue of the Purchaser’s acquisition of the Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) by EGPNA, on behalf of Enel S.p.A., with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties filed such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 6, 2017. Under the HSR Act, the required waiting period will expire at 11:59 p.m., New York City time on July 21, 2017, fifteen (15) calendar days after the filing by EGPNA, unless earlier terminated by the FTC and the Antitrust Division or EGPNA receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten (10) calendar days following the date of EGPNA’s and Purchaser’s substantial compliance with that request. If either the fifteen (15) day or ten (10) day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with EGPNA’s and Purchaser’s consent. The FTC or the Antitrust Division may also terminate the additional ten (10) day waiting period before its expiration. Complying with a Second Request can take a significant period of time. Although EnerNOC is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither EnerNOC’s failure to make its filing nor failure to comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as the Purchaser’s acquisition of Shares in the Offer (and the Merger). At any time before or after the Purchaser’s purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including, without limitation, seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Purchaser, EGPNA, EnerNOC or any of their respective subsidiaries or affiliates. Private parties, as well as states’ attorney general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 14—“Conditions to the Offer.”

EGPNA and EnerNOC also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Purchaser, EGPNA and EnerNOC are engaged, the Purchaser believes that no mandatory antitrust or competition law premerger notification filing is required outside the United States.

Based on an examination of publicly-available and other information relating to the businesses in which EnerNOC is engaged, EGPNA and the Purchaser believe that the acquisition of Shares in the Offer (and the

Merger) should not violate applicable antitrust laws. Nevertheless, EGPNA and the Purchaser cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, cannot be certain what the result will be. See Section 14—“Conditions to the Offer.”

Stockholder Approval Not Required. If the Offer is consummated, we intend to complete the Merger pursuant to Section 251(h) of the DGCL promptly after the consummation of the Offer and without the EnerNOC stockholders’ adoption of the Merger Agreement. For a discussion of the provisions of Section 251(h) of the DGCL, see Section 12—“Purpose of the Offer and the Merger; No Stockholder Approval; Plans for EnerNOC.”

Section 203 of the DGCL. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire fifteen percent (15%) or more of a corporation’s outstanding voting stock) for a period of three (3) years following the date such person became an “interested stockholder” unless, among other things, the “business combination” was approved by the board of directors of such corporation before such person became an “interested stockholder.” EnerNOC has represented to EGPNA and the Purchaser that the action of the EnerNOC Board in approving the Offer, the Merger, the Support Agreements and the transactions contemplated thereby is sufficient to render inapplicable to the Merger Agreement and the transactions, including the Merger, the Offer and the Support Agreements, the restrictions on “business combinations” (as defined by Section 203 of the DGCL). Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

State Takeover Laws. A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four (4) Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

EnerNOC, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 14—“Conditions to the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares into the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares.

Any such judicial determination of the fair value of the Shares could be based on considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, EnerNOC may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and must include in such notice a copy of Section 262 of the DGCL.

As described more fully on Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following: (i) within the later of the consummation of the Offer and twenty (20) days following the sending of this notice, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal, (ii) not tender their Shares in the Offer and (iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the effective time.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law, including, without limitation, Section 262 of the DGCL, which is incorporated by reference as Exhibit (a)(5)(B) to the Schedule TO.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (ii) the Merger or other business combination is consummated within one (1) year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither EGPNA nor the Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Legal Proceedings Relating to the Tender Offer. We are not aware of any legal proceedings related to the Offer.

17.	Fees and Expenses.

EGPNA has retained the Depositary and the Information Agent in connection with the Offer. The Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including, without limitation, certain liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither EGPNA nor the Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

EGPNA and the Purchaser have filed with the SEC the Schedule TO (including, without limitation, exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including, without limitation, exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning EnerNOC” under “Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of EnerNOC stockholders. Any solicitation which the Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of EGPNA or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be an agent of the Purchaser, the Depositary or the Information Agent for the purpose of this Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of EGPNA, the Purchaser, EnerNOC or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Enel Green Power North America, Inc.

Pine Merger Sub, Inc.

July 10, 2017

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND THE EXECUTIVE OFFICERS OF ENEL GREEN POWER NORTH AMERICA, INC., PURCHASER, ENEL GREEN POWER S.P.A. AND ENEL S.P.A.

The name, present principal occupation or employment, material occupations, positions, offices or employment for the past five years and citizenship of each director and executive officer of the Purchaser, Enel Green Power North America, Inc., Enel Green Power S.p.A and Enel S.p.A are set forth below. None of the directors and officers of Enel Green Power North America, Inc., Purchaser, Enel Green Power S.p.A and Enel S.p.A listed below has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

1.	Directors and Executive Officers of Enel Green Power North America, Inc.

If no business address is given, the director’s or executive officer’s business address is 100 Brickstone Square, Ste 300, Andover, Massachusetts 01810, telephone number: (978) 296-6822. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Enel Green Power North America, Inc.

Board of Directors

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship
Antonio Cammisecra
Born in Naples (Italy) in 1970, Antonio Cammisecra graduated cum laude in Mechanical Engineering from the University of Naples “Federico II” in 1996. In 2004 he obtained an Executive MBA from Bocconi University. He joined the International Department of Enel Group in 2003. He then spent four years as Business Development Manager in Latin America, working in several countries of Central America (Mexico, Guatemala, Costa Rica, El Salvador, Nicaragua, Panama) and South America (Brazil, Chile). In 2009 he was appointed Head of Business Development Italy for Enel Green Power, and in 2012 Head of Operations and Maintenance Italy Hydro, Wind & Solar. In 2013, he became Head of Global Business Development, leading a team of more than 200 people working in over twenty countries across five continents. In May 2017, he was appointed Head of North and Central America, Sub-Saharan Africa and Asia and Chief Executive Officer of Enel Green Power. The company is fully committed to energy production from renewable energy sources and it is recognized as one of the best-positioned and most successful operators in the renewable energy sector at the worldwide level.
Italy
Rafael González
Rafael González has been the Chief Executive Officer of Enel Green Power North America, Inc. (EGPNA), a subsidiary of multinational power company Enel S.p.A., since December 2014. Mr. González has almost thirty years of experience in the energy sector, including more than twenty years building and running renewable energy businesses. Mr. González is responsible for the company’s growing fleet of 100+ power plants and more than 3 GW of capacity across the U.S. and Canada. These projects include a unique portfolio of wind, solar, geothermal, and run-of-river hydropower technologies. Prior to joining EGPNA, Mr. González led Enel Green Power’s worldwide Operations and Maintenance Department for four years. Based in Rome, Italy, he was responsible for the operation and maintenance activities of over 750 renewable energy power plants and managed more than 1,800 people across sixteen different countries.
Previously, Mr. González served as Deputy General Manager and Head of Business Development and Project Management at Enel-Union Fenosa
Spain

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship

Energías Renovables S.A., a Joint Venture between Enel and Union Fenosa, specialized in investments in renewable energy projects and cogeneration in Spain. Mr. González served on the Board of the Asociación Empresarial Eólica (Spanish Wind Energy Association) from 2005 to 2010, helping the wind industry more than double in capacity (from 10 GW to 22 GW) and in 2016, he was selected to the serve on the Board of the American Wind Energy Association (AWEA). Mr. González began his work in the energy sector as a Service Engineer for Foster Wheeler and later as a Project Manager at Repsol Petroleo. Beginning in 1993, he held a number of roles at Union Fenosa Energìas Especiales and Union Fenosa Ingenerìa, both subsidiaries of Union Fenosa Group.

Giuseppe Perna
Born in Castellammare di Stabia (Naples - Italy) in 1974, Giuseppe Perna graduated in Banking, Financial and Insurance Economics from the University of Benevento “Sannio”. He joined the Enel Group in 1995. His first four years of experience were in Administration Department of Enel S.p.A. He then spent, with different roles and responsibilities, sixteen years in tax departments of several Business Lines of Enel Group (Infrastructure and Network, Services, Generation and Energy Management, Global Trading and Upstream Gas). Mr. Perna was Head of Tax Generation and Energy Management for Enel Servizi from 2008 to 2015 and Head of Tax Generation and Energy Management of Enel Produzione S.p.A. from 2013 to 2015. In January 2015, he was appointed Head of Tax Affairs for Global Renewable Energies, the Business Line of Enel Group that includes hundreds of legal entities and operates in over twenty countries across five continents.
Italy
Michele Calderoni
Born in Rome (Italy) in 1969, Michele Calderoni graduated cum laude in Economics from the LUISS University in 1992. The following year he obtained a post graduate scholarship sponsored by Banca di Roma where he started working in the Finance Department in 1994. During the fourteen years spent at Banca di Roma first, Capitalia and Unicredit group afterwards, he had been working in different positions in the Treasury Department and Fixed Income Derivatives Department becoming responsible for the Structured and Interest Rate Volatility Portfolio. In 2008 he joined the Enel Group, where he was responsible for a Capital Markets unit within Holding Finance. In 2013, he moved to Enel Green Power (EGP) where he became the Head of Finance and, subsequently in late 2014, Head of Finance and Insurance, leading a team of more than fifty people working in over twenty countries across five continents. The company is fully committed to energy production from renewable energy sources and it is recognized as one of the best-positioned and most successful operators in the renewable energy sector at the worldwide level.
Italy

Executive Officers (who are not directors)

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship
Melissa Morgante
Since December 2014 Melissa Morgante has served as the Vice President of Human Resources and Administration at Enel Green Power North America, Inc. In her role at EGPNA, Ms. Morgante has successfully implemented multiple organizational restructuring efforts, while also supporting the company’s growth through the recruitment of nearly 100 new employees over the last year. She is a seasoned human resources executive with strengths in both strategy and execution primarily in the professional services industry. Ms. Morgante operates as a business partner with proven experience in creating and transforming the human resources
United States

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship

function, improving organizational effectiveness while building and leading teams. Ms. Morgante’s areas of expertise include talent acquisitions & retentions, mergers & acquisitions, performance management, employee relations and coaching.
Ms. Morgante’s prior consulting experience includes Executive Director, Human Resources for North America, from June 2013 to July 2014, at Interbrand, an Omnicom company based in New York that is focused on branding and communications. Ms. Morgante was also Managing Partner, Director of Human Resources at Arnold Worldwide, a highly successful and creative $2.1 billion advertising agency based in Boston, MA, and she previously led the HR function at Lehman Millet, Wickersham Hunt Schwantber and ISM Strategic Marketing, a marketing firm specializing in the travel industry where she was from September 2012 to June 2013. Ms. Morgante is a graduate of Katherine Gibbs School in Boston, holds a certificate in Human Resource Management from the American Management Association, and served as an active member of the Human Resources & Diversity Committee for American Association of Advertising Agencies.

Megan Beauregard
Megan Beauregard is currently the General Counsel, Secretary, and Associate Vice President at Enel Green Power North America, Inc. Ms. Beauregard began her tenure at EGPNA as one of only two lawyers supporting the North American renewable energy operation. She has since made a significant impact supporting the company’s growth, leading EGPNA’s development of more than twelve wind projects across the country totaling nearly 1.5 GW and three solar projects, totaling 131 MW. Ms. Beauregard has been at EGPNA for nine years and became General Counsel effective June 1, 2017. Previous to her current role, Ms. Beauregard was Senior Associate General Counsel. Of particular note, in 2015, Ms. Beauregard substantially contributed to the development and successful execution of one of the company’s most important financial transactions that helped establish a critical strategic business partnership that will allow the company to expand its growth both in North America and across the globe. Ms. Beauregard is a 2000 graduate of Boston University and received her Juris Doctor (JD) degree from Suffolk University Law School in 2004.
United States
Alessandro Lazzarotto
Alessandro Lazzarotto has been the Project Leader and Engineering & Construction Vice President at Enel Green Power North America, Inc., managing the execution of wind, solar, hydro, and geo construction activities, since October 2016. Prior to that, Mr. Lazzarotto served various roles at the company, including as Enel’s Head of Mining Activities from 2008 to 2010, Enel Green Power’s Drilling Unit Head from 2010 to 2015, and Enel Green Power’s Head of North America and Latin America Plant Construction from October 2015 to October 2016, where he managed the construction of renewable power plants in ten countries in the Americas region. Mr. Lazzarotto has overseen many geothermal drilling projects in Italy, Turkey, Chile, the U.S., and El Salvador, and offers extensive managerial experience in complex and widespread international construction projects. Mr. Lazzarotto holds a Master of Science in Mechanical Engineering degree from Pisa University.
Italy
Stephen Pike
Stephen Pike has been with EGPNA and its predecessor companies since 1994. Mr. Pike has served as EGPNA’s Vice President of Operations and Maintenance since 2010, overseeing the company’s existing portfolio of operating assets consisting of more than 100 individual power generating
United States

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship

facilities utilizing four separate generation technologies and including more than 3 GW of generating capacity. In the beginning of his career with EGPNA, Mr. Pike was responsible for project engineering, project management, and operation and maintenance management for the company’s wind and hydropower assets. Mr. Pike also provides support to the business development and engineering and construction divisions of EGPNA as the operations liaison to support the growth and construction of new generating assets. Prior to joining EGPNA, Mr. Pike was a consulting engineer for Rivers Engineering, specializing in municipal and renewable energy projects. Mr. Pike holds a bachelor’s degree in civil engineering from the University of New Hampshire.

Gianfranco Butera
Gianfranco Butera was named Chief Financial Officer and Vice President of EGPNA in 2014, and oversees all activities of the Administration, Finance and Control department. Mr. Butera began his career with the Enel Group in 2001, joining as Corporate Strategist and M&A Associate, where he was responsible for evaluating power plant sale opportunities in Northern Italy. In 2004 he joined Enel Union Fenosa Renovables S.A. in Spain as Administration & Finance Director while also serving as Chief Financial Officer for Iberia and East Europe until 2010. In 2011, Mr. Butera was named Head of Finance of Enel Green Power where he took on various corporate financial operations aiming at reshaping the financial debt of the EGP Group and powering the relations with Export Credit and Multilateral Agencies. Mr. Butera held various sales roles at Buzzi Unicem from 1994 until 1999 and served as a freelance consultant in civil engineering from 1991 until 1993. Mr. Butera holds a Bachelor’s degree (magna cum laude) in Civil Engineering from the Polytechnic University of Torino, Italy, and an MBA from the SDA Bocconi School of Management of Milan, Italy, where he participated in the Johnson Graduate School of Management exchange program at Cornell University in New York.
Italy
Michael I. Storch
Michael I. Storch is the Executive Vice President, Chief Company Development Officer at EGPNA. Prior to his current role, in which he has served since 2015, Mr. Storch spent four years as EGPNA’s Chief Commercial Officer. Mr. Storch has been with EGPNA and its predecessor companies since 1987, working almost exclusively in renewable energy including specifically wind, hydro, geothermal, biomass, solar and landfill gas. During this time, Mr. Storch’s responsibilities have included mergers and acquisitions, management of operations, project development, accounting, finance, including extensive project financing and structured tax financings, administration, investor relations and strategy and business development work. Mr. Storch is currently responsible for commercial activities including all mergers and acquisition related activities in the Americas, with a heavy focus on creative structures, tax optimization, negotiations and other commercial activities related to renewable projects while also supporting certain activities for non-renewable related endeavors. He is a director of Tradewind Energy, Inc. and former director of Geronimo Wind Energy, Inc., both of which are highly successful renewable energy development partnerships. Mr. Storch has extensive expertise in all aspects of project finance, tax investor transactions, power purchase agreements and project development and was instrumental in assembling a number of large project development portfolios over the past 25 plus years principally composed of hydro, wind and/or solar projects and conceiving and finalizing certain strategic partnerships related to
United States

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship

development and separately with respect to long term ownership and operation.
Prior to joining EGPNA, Mr. Storch was Vice President of G.O. Holdings Management, Inc., the U.S. arm of Anglo French financier, Sir James Goldsmith, where Mr. Storch was a key member of Sir James’ management team, focused on leveraged buyouts of a number of public companies and resulting asset sales and reorganization of surviving business units. Previously Mr. Storch was a Senior Audit Manager for Price Waterhouse. Mr. Storch holds Bachelor of Business Administration degree from Baruch College, New York and is a certified public accountant.

Giorgios Pergamalis
Born in Piraeus (Greece) in 1975, Georgios Pergamalis graduated in Law from the Democritus University in 1998 and obtained two LL.M.s in the subsequent years from Athens University and King’s College London. He joined the International Division of Enel Group in 2007. Mr. Pergamalis is currently the Head of Business Development for North and Central America for Enel Green Power for all renewable energy technologies and is based in Boston, MA. Previously, Mr. Pergamalis was the Head of Business Development for Africa & Middle East from 2013 to 2016 and prior to that had been Head of Business Development for South Africa since 2012, during which time he was based in Johannesburg, South Africa. Prior to this, Mr. Pergamalis was on the team of Solar PV development in Italy and, prior to that, the head of business development for Greece at Enel Green Power where he was responsible for starting up the Enel group presence in Greece. Before this, Mr. Pergamalis worked at companies such as Norton Rose Fullbright, Barclays Capital and Freshfields Bruckhaus Deringer in London and in Greece.
Greece
2.	Directors and Executive Officers of Pine Merger Sub, Inc.

If no business address is given, the director’s or executive officer’s business address is 100 Brickstone Square, Ste 300, Andover, Massachusetts 01810, telephone number: (978) 296-6822. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Pine Merger Sub, Inc.

Board of Directors

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship
Rafael González
Rafael González has been the Chief Executive Officer of Enel Green Power North America, Inc. (EGPNA), a subsidiary of multinational power company Enel S.p.A., since December 2014. Mr. González has almost thirty years of experience in the energy sector, including more than twenty years building and running renewable energy businesses. Mr. González is responsible for the company’s growing fleet of 100+ power plants and more than 3 GW of capacity across the U.S. and Canada. These projects include a unique portfolio of wind, solar, geothermal, and run-of-river hydropower technologies. Prior to joining EGPNA, Mr. González led Enel Green Power’s worldwide Operations and Maintenance Department for four years. Based in Rome, Italy, he was responsible for the operation and maintenance activities of over 750 renewable energy power plants and managed more than 1,800 people across sixteen different countries.
Previously, Mr. González served as Deputy General Manager and Head of Business Development and Project Management at Enel-Union Fenosa Energías Renovables S.A., a Joint Venture between Enel and Union Fenosa, specialized in investments in renewable energy projects and cogeneration in Spain. Mr. González served on the Board of the Asociación Empresarial
Spain

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship

Eólica (Spanish Wind Energy Association) from 2005 to 2010, helping the wind industry more than double in capacity (from 10 GW to 22 GW) and in 2016, he was selected to the serve on the Board of the American Wind Energy Association (AWEA). Mr. González began his work in the energy sector as a Service Engineer for Foster Wheeler and later as a Project Manager at Repsol Petroleo. Beginning in 1993, he held a number of roles at Union Fenosa Energìas Especiales and Union Fenosa Ingenerìa, both subsidiaries of Union Fenosa Group.

Stephen Pike
Stephen Pike has been with EGPNA and its predecessor companies since 1994. Mr. Pike has served as EGPNA’s Vice President of Operations and Maintenance since 2010, overseeing the company’s existing portfolio of operating assets consisting of more than 100 individual power generating facilities utilizing four separate generation technologies and including more than 3 GW of generating capacity. In the beginning of his career with EGPNA, Mr. Pike was responsible for project engineering, project management, and operation and maintenance management for the company’s wind and hydropower assets. Mr. Pike also provides support to the business development and engineering and construction divisions of EGPNA as the operations liaison to support the growth and construction of new generating assets. Prior to joining EGPNA, Mr. Pike was a consulting engineer for Rivers Engineering, specializing in municipal and renewable energy projects. Mr. Pike holds a bachelor’s degree in civil engineering from the University of New Hampshire.
United States
Gianfranco Butera
Gianfranco Butera was named Chief Financial Officer and Vice President of EGPNA in 2014, and oversees all activities of the Administration, Finance and Control department. Mr. Butera began his career with the Enel Group in 2001, joining as Corporate Strategist and M&A Associate, where he was responsible for evaluating power plant sale opportunities in Northern Italy. In 2004 he joined Enel Union Fenosa Renovables S.A. in Spain as Administration & Finance Director while also serving as Chief Financial Officer for Iberia and East Europe until 2010. In 2011, Mr. Butera was named Head of Finance of Enel Green Power where he took on various corporate financial operations aiming at reshaping the financial debt of the EGP Group and powering the relations with Export Credit and Multilateral Agencies. Mr. Butera held various sales roles at Buzzi Unicem from 1994 until 1999 and served as a freelance consultant in civil engineering from 1991 until 1993. Mr. Butera holds a Bachelor’s degree (magna cum laude) in Civil Engineering from the Polytechnic University of Torino, Italy, and an MBA from the SDA Bocconi School of Management of Milan, Italy, where he participated in the Johnson Graduate School of Management exchange program at Cornell University in New York.
Italy
Michael I. Storch
Michael I. Storch is the Executive Vice President, Chief Company Development Officer at EGPNA. Prior to his current role, in which he has served since 2015, Mr. Storch spent four years as EGPNA’s Chief Commercial Officer. Mr. Storch has been with EGPNA and its predecessor companies since 1987, working almost exclusively in renewable energy including specifically wind, hydro, geothermal, biomass, solar and landfill gas. During this time, Mr. Storch’s responsibilities have included mergers and acquisitions, management of operations, project development, accounting, finance, including extensive project financing and structured tax financings, administration, investor relations and strategy and business development work. Mr. Storch is currently responsible for commercial
United States

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship

activities including all mergers and acquisition related activities in the Americas, with a heavy focus on creative structures, tax optimization, negotiations and other commercial activities related to renewable projects while also supporting certain activities for non-renewable related endeavors. He is a director of Tradewind Energy, Inc. and former director of Geronimo Wind Energy, Inc., both of which are highly successful renewable energy development partnerships. Mr. Storch has extensive expertise in all aspects of project finance, tax investor transactions, power purchase agreements and project development and was instrumental in assembling a number of large project development portfolios over the past 25 plus years principally composed of hydro, wind and/or solar projects and conceiving and finalizing certain strategic partnerships related to development and separately with respect to long term ownership and operation.
Prior to joining EGPNA, Mr. Storch was Vice President of G.O. Holdings Management, Inc., the U.S. arm of Anglo French financier, Sir James Goldsmith, where Mr. Storch was a key member of Sir James’ management team, focused on leveraged buyouts of a number of public companies and resulting asset sales and reorganization of surviving business units. Previously Mr. Storch was a Senior Audit Manager for Price Waterhouse. Mr. Storch holds Bachelor of Business Administration degree from Baruch College, New York and is a certified public accountant.

Executive Officers (who are not directors)

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship
Melissa Morgante
Since December 2014 Melissa Morgante has served as the Vice President of Human Resources and Administration at Enel Green Power North America, Inc. In her role at EGPNA, Ms. Morgante has successfully implemented multiple organizational restructuring efforts, while also supporting the company’s growth through the recruitment of nearly 100 new employees over the last year. She is a seasoned human resources executive with strengths in both strategy and execution primarily in the professional services industry. Ms. Morgante operates as a business partner with proven experience in creating and transforming the human resources function, improving organizational effectiveness while building and leading teams. Ms. Morgante’s areas of expertise include talent acquisitions & retentions, mergers & acquisitions, performance management, employee relations and coaching.
Ms. Morgante’s prior consulting experience includes Executive Director, Human Resources for North America, from June 2013 to July 2014, at Interbrand, an Omnicom company based in New York that is focused on branding and communications. Ms. Morgante was also Managing Partner, Director of Human Resources at Arnold Worldwide, a highly successful and creative $2.1 billion advertising agency based in Boston, MA, and she previously led the HR function at Lehman Millet, Wickersham Hunt Schwantber and ISM Strategic Marketing, a marketing firm specializing in the travel industry where she was from September 2012 to June 2013. Ms. Morgante is a graduate of Katherine Gibbs School in Boston, holds a certificate in Human Resource Management from the American Management Association, and served as an active member of the Human Resources & Diversity Committee for American Association of Advertising Agencies.
United States

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship
Megan Beauregard
Megan Beauregard is currently the General Counsel, Secretary, and Associate Vice President at Enel Green Power North America, Inc. Ms. Beauregard began her tenure at EGPNA as one of only two lawyers supporting the North American renewable energy operation. She has since made a significant impact supporting the company’s growth, leading EGPNA’s development of more than twelve wind projects across the country totaling nearly 1.5 GW and three solar projects, totaling 131 MW. Ms. Beauregard has been at EGPNA for nine years and became General Counsel effective June 1, 2017. Previous to her current role, Ms. Beauregard was Senior Associate General Counsel. Of particular note, in 2015, Ms. Beauregard substantially contributed to the development and successful execution of one of the company’s most important financial transactions that helped establish a critical strategic business partnership that will allow the company to expand its growth both in North America and across the globe. Ms. Beauregard is a 2000 graduate of Boston University and received her Juris Doctor (JD) degree from Suffolk University Law School in 2004.
United States
Giorgios Pergamalis
Born in Piraeus (Greece) in 1975, Georgios Pergamalis graduated in Law from the Democritus University in 1998 and obtained two LL.M.s in the subsequent years from Athens University and King’s College London. He joined the International Division of Enel Group in 2007. Mr. Pergamalis is currently the Head of Business Development for North and Central America for Enel Green Power for all renewable energy technologies and is based in Boston, MA. Previously, Mr. Pergamalis was the Head of Business Development for Africa & Middle East from 2013 to 2016 and prior to that had been Head of Business Development for South Africa since 2012, during which time he was based in Johannesburg, South Africa. Prior to this, Mr. Pergamalis was on the team of Solar PV development in Italy and, prior to that, the head of business development for Greece at Enel Green Power where he was responsible for starting up the Enel group presence in Greece. Before this, Mr. Pergamalis worked at companies such as Norton Rose Fullbright, Barclays Capital and Freshfields Bruckhaus Deringer in London and in Greece.
Greece
Alessandro Lazzarotto
Alessandro Lazzarotto has been the Project Leader and Engineering & Construction Vice President at Enel Green Power North America, Inc., managing the execution of wind, solar, hydro, and geo construction activities, since October 2016. Prior to that, Mr. Lazzarotto served various roles at the company, including as Enel’s Head of Mining Activities from 2008 to 2010, Enel Green Power’s Drilling Unit Head from 2010 to 2015, and Enel Green Power’s Head of North America and Latin America Plant Construction from October 2015 to October 2016, where he managed the construction of renewable power plants in ten countries in the Americas region. Mr. Lazzarotto has overseen many geothermal drilling projects in Italy, Turkey, Chile, the U.S., and El Salvador, and offers extensive managerial experience in complex and widespread international construction projects. Mr. Lazzarotto holds a Master of Science in Mechanical Engineering degree from Pisa University.
Italy

3.	Directors and Executive Officers of Enel Green Power S.p.A.

The business address of each of the below directors and officers is If no business address is given, the director’s or executive officer’s business address is Viale Regina Margherita 125, Rome, Italy, telephone number: +39 (06) 83051. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Enel Green Power S.p.A.

Board of Directors

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship
Antonio Cammisecra
Born in Naples (Italy) in 1970, Antonio Cammisecra graduated cum laude in Mechanical Engineering from the University of Naples “Federico II” in 1996. In 2004 he obtained an Executive MBA from Bocconi University. He joined the International Department of Enel Group in 2003. He then spent four years as Business Development Manager in Latin America, working in several countries of Central America (Mexico, Guatemala, Costa Rica, El Salvador, Nicaragua, Panama) and South America (Brazil, Chile). In 2009 he was appointed Head of Business Development Italy for Enel Green Power, and in 2012 Head of Operations and Maintenance Italy Hydro, Wind & Solar. In 2013, he became Head of Global Business Development, leading a team of more than 200 people working in over twenty countries across five continents. In May 2017, he was appointed Head of North and Central America, Sub-Saharan Africa and Asia and Chief Executive Officer of Enel Green Power. The company is fully committed to energy production from renewable energy sources and it is recognized as one of the best-positioned and most successful operators in the renewable energy sector at the worldwide level.
Italy
Francesca Napolitano
Francesca Romana Napolitano is currently the Head of Legal Affairs for the Enel Group’s Global Infrastructure and Networks Business Line, a position she has held since December 2014. A law graduate, she joined the Enel Group in 2005, later becoming Enel Green Power’s Head of Corporate Governance, Finance and M&A in 2012, as well as Secretary of its Board of Directors.
Italy
Alberto De Paoli
Alberto De Paoli was appointed Chief Financial Officer in November 2014. Mr. De Paoli joined the Enel Group in 2008 as Chief Financial Officer for Enel Green Power, the Group’s renewable power generation subsidiary and a leading player in the global renewable energy industry, a position he held until 2012. As EGP CFO he led the start-up and listing of the business on the stock exchange. He then moved on to become Head of Group Strategy, a role he covered until being named the Group’s CFO. Between 1993 and 2008 Mr. De Paoli worked in the telecommunications sector, first at Telecom Italia, then Wind Telecomunicazioni and finally Tiscali, where his roles included Head of Planning and Control, Chief Financial Officer, Head of Strategy, Mergers and Acquisitions and Business Development.
Italy

Executive Officers (who are not directors)

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship
None

4.	Directors and Executive Officers of Enel S.p.A.

If no business address is given, the director’s or executive officer’s business address is Viale Regina Margherita 135, Rome, Italy, telephone number: +39 (06) 83051. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Enel S.p.A.

Board of Directors

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship
Maria Patrizia Grieco
Maria Patrizia Grieco has been the Chairman of the board of directors of Enel since May 2014. After graduating in law at the University of Milan, she started her career in 1977 at Italtel, where in 1994 she became chief of the Legal and General Affairs directorate. In 1999, she was appointed General Manager to re-organize and reposition the company, and in 2002 she became Chief Executive Officer. Subsequently, she held the positions of Chief Executive Officer of Siemens Informatica, Partner of Value Partners and Chief Executive Officer of the Group Value Team (today NTT Data). From 2008 to 2013, she was Chief Executive Officer of Olivetti S.p.A., a manufacturer and provider of information technology equipment and services, at which she also held the role of Chairman from 2011 to 2014. She has been a director of CNHI N.V., Space S.p.A. and Italgas S.p.A. She has been a director of Fiat Industrial and she is currently on the boards of Anima Holding, Ferrari, Amplifon, CIR, Endesa, Bocconi University and the Italian Foundation MAXXI - National Museum of XXI Century Arts. Mrs. Grieco is also a member of the steering committee of Assonime.
Italy
Francesco Starace
Francesco Starace has been Chief Executive Officer and General Manager of Enel S.p.A. since May 2014. Mr. Starace joined the Enel Group in 2000, holding several top executive positions including Head of Business Power (from July 2002 to October 2005) and Managing Director of the Market Division (from November 2005 to September 2008). From 2008 to 2014, he was Chief Executive Officer and General Manager of Enel Green Power, the Group’s renewable power generation subsidiary and a leading player in the global renewables industry. In November 2010, Mr. Starace led the Initial Public Offering (IPO) of the company, listing it on the Milan and Madrid stock exchanges with a market capitalization of €8 billion. Mr. Starace began his career in construction management of power generation plants, first at General Electric Group, then at ABB Group and subsequently at Alstom Power Corporation, where he was Head of worldwide gas turbines sales. Mr. Starace’s solid international experience includes periods spent working in the United States, Saudi Arabia, Egypt and Bulgaria. Since June 2014, he has been a member of the Advisory Board of the United Nations’ Sustainable Energy 4 All initiative. In May 2015, he joined the Board of Directors of the United Nations’ Global Compact. In January 2016, he was designated co-chair of the World Economic Forum’s Energy Utilities and Energy Technologies Community and, in October of the same year, he was appointed co-chair of the B20 Climate & Resource Efficiency Task Force. In June 2017, he was elected President of the European electricity industry union Eurelectric. He graduated in Nuclear Engineering from the Polytechnic University of Milan.
Italy
Alfredo Antoniozzi
Born in 1956 in Cosenza, Alfredo Antoniozzi graduated in law at the University “La Sapienza” of Rome in 1980 and then achieved a specialization in labor law, practicing in a law firm. From 1981 to 1990 he was City Councilman at the Municipality of Rome, taking on the office as Counsellor for the Educational Politics; later, he held the office of
Italy

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship

Counsellor for General Affairs appointed to the Institutional and International Relations of Rome. From 1990 to 2004 he was Region Councilman at the Lazio Region, where he assumed the office as Counsellor for Transport. Furthermore, from 2008 to 2012 he held the office as Counsellor for Heritage and Special Projects at the Municipality of Rome. From 2004 to 2014 he was Member of the European Parliament, where he was a member of the Justice Commission, Legal Commission and Constitutional Affairs Commission. During the same period he also took part in the Delegations for European relationships with the United States of America and the Arabic Peninsula and Central America, as well as taking part in the Delegation at Parliamentary Committee on relationships between EU-Mexico. He has been a member of the Board of Directors of Enel since May 2015.

Alberto Bianchi
Alberto Bianchi was born in Pistoia in 1954. After graduating in law and becoming a lawyer, he started to practice law in 1986 in the administrative, commercial, corporate and bankruptcy fields at the law firm of Professor Alberto Predieri, where he practiced until the owner’s death in August 2001. Mr. Bianchi then founded the law firm Bianchi and Associates, with its main office in Florence and subsidiary offices in Rome and Milan. From 2001 to 2007 he was liquidator of Ente Partecipazioni e Finanziamento Industria Manifatturiera, or EFIM (a state-owned holding company of a diversified manufacturing group). After the dissolution of EFIM, he was appointed in July 2007 by the Minister of Economy and Finance as commissioner “ad acta” for the compulsory winding up of the companies managed by Ligresta (companies of the Fintecna Group), an office that he holds as of today. He was also member of the liquidator board of Finanziaria Ernesto Breda (from 1994 to 2001), director of Rai New Media, chairman of Firenze Fiera (from 2002 to 2006) and of Dada (internet company listed on the Stock exchange of Milan from 2011 to 2013). Currently he is chairman of the board of directors of “Edizioni di Storia e Letteratura”, as well as director and accounting auditor of several associations and foundations. From March 2016 he has been a member of the Steering Committee at Cassa di Risparmio Foundation in Florence. He has been a member of the Board of Directors of Enel since May 2014.
Italy
Cesare Calari
Born in Bologna in 1954, Cesare Calari graduated in law at the University of Bologna in 1977 and in 1979 earned a Master of Arts at the School of Advanced International Studies of Johns Hopkins University (Washington DC). After a short period spent working at the Bank of Italy (1980-1981), in 1981 he joined the World Bank Group, where from 1982 to 2001 he held positions of increasing responsibility within the International Finance Corporation, an affiliate of the World Bank Group whose aim is to support the private sector in developing countries. Among the positions he held within the International Finance Corporation, he was Head of the Sub-Saharan Africa department (from 1997 to 2000) and Head of the global financial markets group (from 2000 to 2001). From 2001 to 2006 he was Vice President of the World Bank, responsible for the Bank’s operations and strategies in the financial sector, for its work on international financial architecture and for anti-money laundering; during this period, he was also member of the Financial Stability Forum and Chairman of CGAP (Consultative Group to Assist the Poor), a trust fund for the promotion of microfinance.
Since October 2006 he has been partner and managing director of Encourage Capital (formerly Wolfensohn Fund Management), a U.S.
Italy

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship

company managing private equity investments with high social and environmental impact, and member of the investment committee of Wolfensohn Capital Partners, a private equity fund specialized in emerging markets. Covering such roles, he has gained wide managerial and strategic experience in the financial services sector, as well as a broad knowledge of corporate and project finance and issues related to corporate governance and regulation of the financial sector worldwide. He has been a member of the boards of directors of companies operating in different businesses, such as the Czech Zivnostenska Banka (from 1992 to 1995), the Chilean Moneda Asset Management (from 2001 to 2005), the Italian Assicurazioni Generali (from 2010 to 2013) and Terna (from 2014 to 2017), the Polish International Bank in Poland (from 1991 to 1994) and Meritum Bank (from 2011 to 2013), the Turkish Global Ports Holding (from 2013 to 2016) and the Hungarian Nomura Magyar (from 1991 to 1994). In addition, he has lectured as an adjunct professor of International Finance at Johns Hopkins University, SAIS, in Washington. He has been a member of the Board of Directors of Enel since May 2017.

Paola Girdinio
Paola Girdinio graduated in physics science at the University of Genova, where she was a researcher (from 1983 to 1987) and then became an associate professor (from 1987 to 2000) and then full professor (from 2000 to the present) of electro technology in the engineering department. At the University of Genova she has also been headmaster of the faculty of electrical engineering (from 2001 to 2007), member of the executive board of the centre of the permanent training (from 2006 to 2008), chief of the department of electrical engineering (from 2007 to 2008), headmaster of the faculty of engineering (from 2008 to 2012) and member of the board of directors of the University (from 2012 to 2016). She is the author of several scientific publications in national and international magazines, in which she specialized in electromagnetic events and the related industrial compatibility. She has been a member of the board of director of Ansaldo STS (from 2011 to 2014), of Ansaldo Energia (from 2014 to 2016), of the “Distretto ligure delle tecnologie marine” (from 2010 to 2016) and of Banca Carige (from 2016 to June 2017). Now she is in charge of the same office at the company D’Appolonia (which recently changed its name to Rina Consulting S.p.A. and provides engineering services) of the Rina Group (since 2011). She has been also a member of the regency board of Genova of the Bank of Italy (from 2011 to 2016) and she is currently president of the scientific committee for the project “smart city” made by Comune di Genova (since 2011), and member of the scientific committee of Eurispes (since 2013). Since 2015 she has been the chairman of the National Observatory for the Cyber Security, Resilience and Business Continuity of Electric Systems to which belong certain of the most important national companies operating in this field. She has been a member of Enel’s Board of Directors since May 2014.
Italy
Alberto Pera
Alberto Pera was born in Albisola Superiore (Savona) in 1949. He graduated in economics at the University “La Sapienza” of Rome and in law at the University of Macerata. He became a lawyer and earned a master’s degree of science in economics at the London School of Economics. After a period as a researcher at the Faculty of Economics, University of Rome (1974-1978), he started his career as chief of the analysis of the monetary markets at the Banca Nazionale del Lavoro (from 1978 to 1979). He has also been an economist at the division of the international markets of capitals of the International Monetary Fund (from
Italy

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship

1980 to 1985). Chief of the economics studies of IRI (from 1985 to 1990, in which he also studied items related to the privatizations of the companies controlled by IRI and the liberalization of the markets), he was also an advisor of the Minister of Industry for the industrial policies of competition (from 1986 to 1990, minding the first Italian antitrust law). In this period he was a member of the board of directors of Italcable (STET Group, from 1986 to 1990) and chairman of Seleco (from 1988 to 1990). From 1987 to 1991 he was a professor of economy of public enterprises at the “Catholic” University in Milan. As first secretary of the Antitrust Authority (from 1990 to 2000), he also represented the abovementioned Authority at the meetings of the general managers of the competition of the European Union members. From 2001 to 2014 he was a partner at the Gianni, Origoni, Grippo, Cappelli & Partners Law Firm, where he founded the antitrust and regulation department, and where he has been of counsel since January 2015. He is currently chairman of the board of directors of Banca Apulia (since September 2016) and a member of the board of directors of the parent company Veneto Banca (since August 2016). He has been a member of the Board of Directors of Enel since May 2014.

Anna Chiara Svelto
Anna Chiara Svelto graduated in law at the University of Milan. She became a lawyer in September 1995. From March 1996 to February 1998 she worked at the legal affairs directorate of Edison, later becoming chief of the legal and corporate affairs directorate of Shell Italia from March 1998 to September 2000. Then she joined the Pirelli Group (one of the world’s largest tire manufacturers), in which she worked until May 2016, holding several managerial positions in the parent company, and specifically acting as Head of Corporate Affairs and Compliance, as well as Secretary of the Board of Directors and secretary of the advisory committees instituted inside the board of directors. From April 2013 to February 2014 she was the director and a member of the control and risk and corporate governance committee of Prelios, while from April 2016 she has been the independent director and a member of the remuneration committee of ASTM. In June 2016 she joined UBI Banca (a banking group), as chief general counsel. She has been a member of Enel’s Board of Directors since May 2014.
Italy
Angelo Taraborrelli
Angelo Taraborrelli was born in Guardiagrele (Chieti) in 1948. After he graduated with honors in Law at the University of Siena in 1971, he obtained a master’s degree in hydrocarbon business at the High School of Hydrocarbon “Enrico Mattei.” He began his professional activity at Eni in 1973, where he held various management offices, including the role of Director of Planning and Control of Saipem. He then held the office of the holding’s deputy Head of Strategic control and Up-stream development and Gas (in 1996) and, subsequently (in 1998), the office of deputy head of Planning and Industrial Control. Subsequently, he held the office of deputy Chairman of Snamprogetti (from 2001 until 2002) and was chief executive officer for AgipPetroli’s business (2002). From the beginning of 2003, after the incorporation of the aforementioned company in the holding, he was deputy general manager of the marketing area at the Refining & Marketing Division. From 2004 until 2007 he was general manager of Eni, responsible for the Refining & Marketing Division. Until September 2007, he was director of Galp (a Portuguese oil company), deputy Chairman of Unione Petrolifera (association of the oil companies operating in Italy), director of Eni Foundation and Chairman of Eni Trading & Shipping. From 2007 until 2009 he held the office of chief executive officer and general
Italy

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship

manager of Syndial, Eni’s company operating in chemicals and environmental intervention fields. In 2009 he left Eni in order to carry out consultancy in oil industry matters. He was then appointed as distinguished associate of Energy Market Consultants (consultancy firm in oil industry matters with registered office in London) in 2010. He has been a member of Enel Board of Directors since May 2011.

Executive Officers (who are not directors)

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship
Livio Gallo
Livio Gallo was appointed Head of the Enel Group’s Global Infrastructure and Networks Business Line in July 2014. He is also currently Chairman of the Board of Directors at both Enel Distribución Chile (one of Enel’s Latin American subsidiaries) and Enel Sole, as well as being a Board Member at Endesa SA and CESI S.p.A. Mr. Gallo joined Enel in 1999 as Head of Sales Area for Eurogen, Elettrogen and Interpower, generation companies (GenCos) created as spin-offs of Enel that had a total capacity of 15 gigawatts and were sold by Enel as part of the liberalisation of the Italian energy market. After taking part in the sale of the GenCos, Mr. Gallo became Head of Enel Distribuzione’s Commercial Department in 2002. In 2005 he was appointed Head of Enel’s Italian Infrastructure and Networks Division and CEO of Enel Distribuzione, maintaining his position in the former role until moving onto his current position. From 2005 to 2011 Mr. Gallo was also CEO of Deval, managing electrical distribution in the Valle D’Aosta region, and from 2006 to 2013 he was Chairman of Enel Rete Gas. Outside the Enel Group, from 2004 to 2010 he was a member of the European Technology Platform for Smart Grids, and then Chairman and founding member of the European Distribution System Operators for Smart Grids association, of which he is currently Deputy Chairman. Since 2006 he also was a member of the Executive Committee of Italian Electrotechnical Committee (CEI). Prior to arriving at Enel, Mr. Gallo was Elsag Bailey Process Automation’s Area Vice President for Western Europe and Africa and a member of its Executive Committee. He has also been the CEO and a board member at a number of businesses both in Italy and abroad.
Italy
Carlo Tamburi
Carlo Tamburi was appointed Enel’s Head of Country Italy in July 2014. Mr. Tamburi joined Enel in 2002, heading up Mergers and Acquisitions until 2005 before taking the reins at Procurement, Services, General Affairs and Real Estate, where he stayed until 2008. From 2008 until taking up his current role, he was Head of the International Division. After graduating with a degree in statistics, Mr. Tamburi worked for Citibank, IRI (the Italian Institute for Industrial Reconstruction) and the Italian Ministry of Economy and Finance, and has been on the board at Finmeccanica, Alitalia, Wind and Enel. He was also Chairman of shipping company Tirrenia di Navigazione.
Italy
Roberto DeAmbrogio
Roberto DeAmbrogio, former Head of Eastern Europe for Enel from 2015 to 2016, was appointed Head for Europe and North Africa for Enel in April 2016. He comes from Enel Green Power, where since 2010 he had been in charge of activities in Italy and Europe as Head of Europe, also with responsibility for South Africa and Morocco. He has been with the Enel Group since 2005. Initially he covered the post of assistant to the CEO for international activities, and from 2006 to 2008 he was responsible for the development of renewable energies as part of the International Division, before moving to Enel Green Power, where from 2009 to 2010 he was
Italy

Name	Present Principal Occupation or Employment and Five-Year Employment History	Citizenship

responsible for business development. Before joining Enel, he worked at Pirelli and Bain & Company – from 1998 to 2000 and again from 2002 to 2005 – where he worked on strategic consulting, following numerous multinational operators in the industry and working for various company offices in Europe and Latin America. During 2001 he worked in Merrill Lynch’s London office in the investment banking division. He holds a degree in economic and social studies from the Bocconi University, Milan, as well as an MBA from the Columbia Business School, New York.

Enrico Viale
Enrico Viale was appointed the Enel Group’s Head of Global Generation in July 2014 and Head of Global Thermal Generation in April 2016. After nine years at Ansaldo Energia and eight years at ABB in Italy and Switzerland, Mr. Viale joined Enel in 2003 when he was named Country Manager of Southeastern Europe and CEO of Enel Maritza East 3, where he headed up a number of development projects and operational activities in conventional and renewable energy generation, as well as in distribution, in Bulgaria, Rumania and Greece. Between 2008 and 2014 he was in Russia, first as Chief Operating Officer, managing Enel’s interests in OGK-5 and Rusenergosbyt and supporting SeverEnergia’s upstream gas operations, before becoming CEO of Enel Russia in 2010 and Country Manager of Enel Russia in 2013. Mr. Viale has a degree in Engineering from Turin Polytechnic, which he followed up with post-graduate studies in the United States, earning himself an MBA at the Santa Clara University’s School of Business.
Italy

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of EnerNOC or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

By First Class, Registered or Certified Mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	*By Facsimile Transmission (for eligible institutions only): (718) 234-5001	By Express or Overnight Delivery: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

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The Information Agent for the Offer is:

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